Exhibit 99.1

CONTENIDO

Estados financieros Intermedios Consolidados

ESTADOS INTERMEDIOS CONSOLIDADOS DE SITUACIÓN FINANCIERA CONSOLIDADO	3
ESTADOS INTERMEDIOS CONSOLIDADOS DEL RESULTADO CONSOLIDADO DEL PERIODO	4
ESTADOS INTERMEDIOS CONSOLIDADOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO	5
ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO	6
ESTADOS INTERMEDIOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONSOLIDADO	7

Notas a los Estados financieros Consolidados

NOTA N°01 PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	09
NOTA N°02 HECHOS RELEVANTES	38
NOTA N°03 SEGMENTOS DE NEGOCIO	40
NOTA N°04 EFECTIVO Y EQUIVALENTE DE EFECTIVO	46
NOTA N°05 INSTRUMENTOS PARA NEGOCIACIÓN	47
NOTA N°06 CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	48
NOTA N°07 ADEUDADO POR BANCOS	55
NOTA N°08 CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	56
NOTA N°09 COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES	63
NOTA N°10 INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA	65
NOTA N°11 INTANGIBLES	66
NOTA N°12 ACTIVO FIJO	68
NOTA N°13 IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	71
NOTA N°14 OTROS ACTIVOS	74
NOTA N°15 DEPÓSITOS Y OTRAS CAPTACIONES	75
NOTA N°16 INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	76
NOTA N°17 VENCIMIENTO DE ACTIVOS Y PASIVOS	83
NOTA N°18 OTROS PASIVOS	85
NOTA N°19 CONTINGENCIAS Y COMPROMISOS	86
NOTA N°20 PATRIMONIO	88
NOTA N°21 REQUERIMIENTOS DE CAPITAL (BASILEA)	91
NOTA N°22 INTERES NO CONTROLADOR (MINORITARIOS)	93
NOTA N°23 INTERESES Y REAJUSTES	98
NOTA N°24 COMISIONES	100
NOTA N°25 RESULTADOS DE OPERACIONES FINANCIERAS	101
NOTA N°26 RESULTADO NETO DE CAMBIO	101
NOTA N°27 PROVISIONES POR RIESGO DE CRÉDITO	102
NOTA N°28 REMUNERACIONES Y GASTOS DEL PERSONAL	104
NOTA N°29 GASTOS DE ADMINISTRACIÓN	105
NOTA N°30 DEPRECIACIONES, AMORTIZACIONES Y DETERIORO	106
NOTA N°31 OTROS INGRESOS Y GASTOS OPERACIONALES	107
NOTA N°32 OPERACIONES CON PARTES RELACIONADAS	108
NOTA N°33 VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	113
NOTA N°34 HECHOS POSTERIORES	118

2

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE SITUACIÓN FINANCIERA

		Al 30 de junio de	Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$
ACTIVOS
Efectivo y depósitos en bancos	4	1.074.727	1.571.810
Operaciones con liquidación en curso	4	674.079	604.077
Instrumentos para negociación	5	642.085	287.567
Contratos de retrocompra y préstamos de valores		-	17.469
Contratos de derivados financieros	6	1.895.554	1.494.018
Adeudado por bancos	7	97.764	125.395
Créditos y cuentas por cobrar a clientes	8	21.141.651	20.327.021
Instrumentos de inversión disponibles para la venta	10	1.327.202	1.700.993
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades		16.631	9.681
Intangibles	11	59.458	66.703
Activo fijo	12	179.616	180.215
Impuestos corrientes	13	22.943	1.643
Impuestos diferidos	13	195.746	230.215
Otros activos	14	313.457	400.025
TOTAL ACTIVOS		27.640.913	27.016.832
PASIVOS
Depósitos y otras obligaciones a la vista	15	5.664.560	5.620.763
Operaciones con liquidación en curso	4	409.175	276.379
Contratos de retrocompra y préstamos de valores		136.557	208.972
Depósitos y otras captaciones a plazo	15	9.310.661	9.675.272
Contratos de derivados financieros	6	1.767.149	1.300.109
Obligaciones con bancos		1.725.218	1.682.377
Instrumentos de deuda emitidos	16	5.491.098	5.198.658
Otras obligaciones financieras	16	189.932	189.781
Impuestos corrientes	13	-	50.242
Impuestos diferidos	13	20.044	25.088
Provisiones		194.812	236.232
Otros pasivos	18	286.301	198.777
TOTAL PASIVOS		25.195.507	24.662.650
PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.416.870	2.325.678
Capital	20	891.303	891.303
Reservas	20	1.307.761	1.130.991
Cuentas de valoración	20	6.785	(5.964)
Utilidades retenidas		211.021	309.348
Utilidades retenidas de ejercicios anteriores		-	-
Utilidad del ejercicio		301.459	441.926
Menos: Provisión para dividendos mínimos		(90.438)	(132.578)
Interés no controlador	22	28.536	28.504
TOTAL PATRIMONIO		2.445.406	2.354.182

TOTAL PASIVOS Y PATRIMONIO		27.640.913	27.016.832

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 3

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE RESULTADO DEL PERIODO

Por los periodos terminados el

		Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
		2014	2013	2014	2013
	NOTA			MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	23	591.190	413.671	1.132.097	839.468
Gastos por intereses y reajustes	23	(243.151)	(165.004)	(470.565)	(344.320)

Ingreso neto por intereses y reajustes		348.039	248.667	661.532	495.148

Ingresos por comisiones	24	88.756	85.996	179.437	173.536
Gastos por comisiones	24	(32.941)	(27.852)	(67.858)	(54.771)

Ingreso neto por comisiones		55.815	58.144	111.579	118.765

Utilidad (pérdida) neta de operaciones financieras	25	(103.583)	15.039	(74.041)	(1.834)
Utilidad (pérdida) de cambio neta	26	133.645	18.214	137.075	57.349
Otros ingresos operacionales	31	3.485	7.188	8.995	11.757

Total ingresos operacionales		437.401	347.252	845.140	681.185

Provisiones por riesgo de crédito	27	(84.036)	(86.655)	(165.270)	(179.513)

INGRESO OPERACIONAL NETO		353.365	260.597	679.870	501.672

Remuneraciones y gastos del personal	28	(86.849)	(79.794)	(161.516)	(151.327)
Gastos de administración	29	(51.482)	(46.762)	(100.909)	(92.622)
Depreciaciones y amortizaciones	30	(15.118)	(15.261)	(28.585)	(30.914)
Deterioro	30	(16)	(146)	(29)	(173)
Otros gastos operacionales	31	(16.067)	(12.871)	(36.946)	(25.673)

Total gastos operacionales		(169.532)	(154.834)	(327.985)	(300.709)

RESULTADO OPERACIONAL		183.833	105.763	351.885	200.963

Resultado por inversiones en sociedades		552	667	839	1.149

Resultado antes de impuesto a la renta		184.385	106.430	352.724	202.112

Impuesto a la renta	13	(25.079)	(20.293)	(51.231)	(34.530)

UTILIDAD CONSOLIDADA DEL EJERCICIO		159.306	86.137	301.493	167.582

Atribuible a:
Tenedores patrimoniales del Banco		159.616	85.892	301.459	166.771
Interés no controlador	22	(310)	245	34	811
Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	20	0,847	0,456	1,600	0,885
Utilidad diluida	20	0,847	0,456	1,600	0,885

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 4

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE OTROS RESULTADOS INTEGRALES DEL PERIODO

Por los periodos terminados el

		Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
		2014	2013	2014	2013
	NOTA	MM$	MM$	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		159.306	86.137	301.493	167.582

OTROS RESULTADOS INTEGRALES QUE SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

Instrumentos de inversión disponibles para la venta	10	5.103	6.816	13.484	9.606
Coberturas de flujo de efectivo	20	10.964	(8.094)	2.436	(7.586)

Otros resultados integrales que se reclasificarán al resultado del ejercicio, antes de impuesto a la renta		16.067	(1.278)	15.920	2.020

Impuesto a la renta relacionado con otros resultados integrales que se reclasificarán al resultado del ejercicio	13	(3.213)	256	(3.184)	(403)

Total de otros resultados integrales que se reclasificarán al resultado del ejercicio		12.854	(1.022)	12.736	1.617

OTROS RESULTADOS INTEGRALES QUE NO SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO		172.160	85.115	314.229	169.199
TOTAL OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO

Atribuible a :
Tenedores patrimoniales del Banco		172.470	84.874	314.208	168.382
Interés no controlador	22	(310)	241	21	817

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO

Por los periodos terminados el 30 de junio de 2014 y 2013

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043
Ajuste por cambios contables (NIC 19)	-	-	-	-	-	-	-	-	-	-	-	-
Distribución resultado ejercicio anterior	-	-	-	-	-	-	388.282	(388.282)	-	-	-	-
Saldos al 01 de enero de 2013	891.303	977.684	(2.224)	(10.041)	5.315	945	388.282	-	(116.486)	2.134.778	34.265	2.169.043
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(232.780)	-	116.486	(116.294)	(7.599)	(123.893)
Otros movimientos patrimoniales	-	155.502	-	-	-	-	(155.502)	-	-	-	(14)	(14)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(50.031)	(50.031)	-	(50.031)
Subtotales	-	155.502	-	-	-	-	(388.282)	-	66.455	(166.325)	(7.613)	(173.938)
Otros resultados integrales	-	-	-	9.599	(7.586)	(402)	-	-	-	1.611	6	1.617
Resultado del ejercicio	-	-	-	-	-	-	-	166.771	-	166.771	811	167.582
Subtotales	-	-	-	9.599	(7.586)	(402)	-	166.771	-	168.382	817	169.199
Patrimonio al 30 de junio de 2013	891.303	1.133.186	(2.224)	(442)	(2.271)	543	-	166.671	(50.031)	2.136.835	27.469	2.164.304

Patrimonio al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182
Distribución resultado ejercicio anterior	-	-	-	-	-	-	441.926	(441.926)	-	-	-	-
Saldos al 01 de enero de 2014	891.303	1.133.215	(2.224)	802	(8.257)	1.491	441.926	-	(132.578)	2.325.678	28.504	2.354.182
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Transacciones con acciones propias	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	(265.156)		132.578	(132.578)	11	(132.567)
Otros movimientos patrimoniales	-	176.770	-	-	-	-	(176.770)	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(90.438)	(90.438)	-	(90.438)
Subtotales	-	176.770	-	-	-	-	(441.926)	-	42.140	(223.016)	11	(223.005)
Otros resultados integrales	-	-	-	13.500	2.436	(3.187)	-	-	-	12.749	(13)	12.736
Resultado del ejercicio	-	-	-	-	-	-	-	301.459	-	301.459	34	301.493
Subtotales	-	-	-	13.500	2.436	(3.187)	-	301.459	-	314.208	21	314.229
Saldos al 30 de junio de 2014	891.303	1.309.985	(2.224)	14.302	(5.821)	(1.696)	-	301.459	(90.438)	2.416.870	28.536	2.445.406

Período	Resultado atribuible a tenedores patrimoniales	Destinado a reservas	Destinado a dividendos	Porcentaje distribuido	N° de acciones	Dividendo por acción (en pesos)
	MM$	MM$	MM$	%

Año 2013 (Junta Accionistas abril 2014)	441.926	176.770	265.156	60	188.446.126.794	1,407

Año 2012 (Junta Accionistas abril 2013)	387.967	155.187	232.780	60	188.446.126.794	1,235

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 30 de junio de
		2014	2013
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		352.724	202.112
Cargos (abonos) a resultados que no significan movimiento de efectivo		(554.155)	(416.242)
Depreciaciones y amortizaciones	30	28.585	30.914
Deterioro de activo fijo	12	29	173
Provisiones por activos riesgosos	27	194.099	204.421
Provisión ajuste a valor de mercado de inversiones		(8.153)	(7.411)
Utilidad por inversiones en sociedades		(839)	(1.149)
Utilidad en venta de bienes recibidos en pago	31	(7.521)	(10.428)
Provisiones por bienes recibidos en pago		2.590	1.300
Utilidad en venta de activos fijos	31	(121)	(174)
Castigo de bienes recibidos en pago	31	1.803	4.033
Ingresos netos por intereses	23	(661.532)	(495.148)
Ingresos netos comisiones	24	(111.579)	(118.765)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		(17.757)	(29.895)
Cambios en los activos y pasivos por impuestos diferidos	13	26.241	5.887
Aumento/disminución de activos y pasivos de operación		(78.513)	479.978
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(662.805)	(959.718)
Disminución (aumento) de inversiones financieras		19.274	398.337
Disminución (aumento) por contratos de retrocompra (activos)		(17.469)	(3.882)
Disminución (aumento) de adeudados por bancos		27.631	32.444
Disminución (aumento) de bienes recibidos o adjudicados en pago		(1.878)	(5.236)
Aumento de acreedores en cuentas corrientes		159.775	88.452
Aumento (disminución) de depósitos y otras captaciones a plazo		(364.612)	319.871
Aumento (disminución) de obligaciones con bancos del país		89.500	-
Aumento (disminución) de otras obligaciones a la vista o a plazo		(115.977)	130.238
Aumento (disminución) de obligaciones con bancos del exterior		(46.597)	(20.161)
Aumento (disminución) de obligaciones con el Banco Central de Chile		(62)	(95)
Aumento (disminución) por contratos de retrocompra (pasivos)		(72.415)	8.531
Aumento (disminución) por otras obligaciones financieras		152	(6.639)
Aumento neto de otros activos y pasivos		(486.062)	(207.159)
Rescate de letras de crédito		(14.753)	(19.554)
Emisión de bonos corrientes		888.963	358.884
Rescate de bonos corrientes y pago de intereses		(380.937)	(199.786)
Intereses y reajustes percibidos		1.297.130	763.623
Intereses y reajustes pagados		(460.461)	(284.278)
Dividendos recibidos de inversiones en sociedades		2.742	1.871
Comisiones percibidas	24	179.437	173.536
Comisiones pagadas	24	(67.858)	(54.771)
Impuesto a la renta	13	(51.231)	(34.530)
Total flujos generados (utilizados) en actividades operacionales		(279.944)	265.848

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 30 de junio de
		2014	2013
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	12	(12.689)	(10.013)
Enajenaciones de activos fijos		90	202
Adquisiciones de inversiones en sociedades		(6.313)	-
Adquisiciones de activos intangibles	11	(8.154)	(3.542)
Total flujos generados (utilizados) en actividades de inversión		(27.066)	(13.353)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(265.156)	(271.711)
Rescate de bonos subordinados y pago de intereses		-	(38.931)
Dividendos pagados		(265.156)	(232.780)
Originados por actividades de financiamiento del interés no controlador		(11)	(7.603)
Dividendos y/o retiros pagados		(11)	(7.603)
Total flujos utilizados en actividades de financiamiento		(265.167)	(279.314)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		(527.177)	(26.819)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		12.300	(5.135)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.899.508	1.485.730

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	4	1.339.631	1.453.776

		Al 30 de junio de
Conciliación de provisiones para el Estado Consolidado de Flujos de Efectivo del período		2014 MM$	2013 MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo		194.099	204.421
Recuperación de créditos castigados		(28.829)	(24.908)
Gasto por provisiones por riesgo crédito	27	165.270	179.513

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 30 de junio de 2014, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con las normas internacionales de contabilidad e información financiera (NIIF o IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de éstos Estados Financieros Intermedios Consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Financieros Consolidados, contienen información adicional a la presentada en los Estados Intermedios Consolidados de Situación Financiera, en los Estados Intermedios Consolidados de Resultados, Estados Intermedios Consolidados de Resultados Integrales, Estados Intermedios Consolidados de Cambios en el Patrimonio y en los Estados Intermedios Consolidados de Flujos de Efectivo. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Intermedios Consolidados al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, incorporan los estados financieros del Banco y las sociedades controladas (subsidiarias). El control se obtiene cuando el Banco está expuesto, o tiene derecho, a rendimientos variables procedentes de su implicación en la participada y tiene la capacidad de influir en esos rendimientos a través de su poder sobre ésta. Específicamente, el Banco controla una participada si y solo si éste reúne todos los elementos siguientes:

I.	poder sobre la participada (es decir, posee derechos que le otorgan la capacidad presente de dirigir las actividades relevantes de la participada);
II.	exposición, o derecho, a rendimientos variables procedentes de su implicación en la participada; y
III.	capacidad de utilizar su poder sobre la participada para influir en el importe de los rendimientos del inversor

Cuando el Banco tiene menos de la mayoría de los derechos de voto sobre una participada, pero dichos derechos de voto son suficientes para tener la capacidad factible de dirigir unilateralmente las actividades relevantes, entonces se concluirá que el Banco tiene el control. El Banco considera todos los factores y circunstancias relevantes en la evaluación si los derechos de voto son suficientes para obtener el control, estos incluyen:

•	La cuantía de los derechos a voto que posee el Banco en relación a la cuantía y dispersión de los que mantienen otros tenedores de voto
•	los derechos de voto potenciales mantenidos por el inversor, otros tenedores de voto u otras partes
•	derechos que surgen de otros acuerdos contractuales

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

•	cualesquiera hechos y circunstancias adicionales que indiquen que el inversor tiene, o no tiene, la capacidad presente de dirigir las actividades relevantes en el momento en que esas decisiones necesiten tomarse, incluyendo los patrones de conducta de voto en reuniones de accionistas anteriores

El Banco reevalúa si tiene o no el control sobre una participada cuando los hechos o circunstancias indican que existen cambios en uno o más de los elementos de control arriba listados.

Las pérdidas de control dan lugar a una baja de las cuentas de activo y pasivos de la entidad que ha dejado de ser subsidiaria del estado de situación financiera consolidado y el reconocimiento de la pérdida o ganancia asociada a la pérdida de control.

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las sociedades que participan en la consolidación, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración aplicados por el Banco, junto con la eliminación todos los saldos y transacciones entre las sociedades consolidadas.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados de Situación Financiera Consolidado.

La siguiente tabla muestra la composición de las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

i.	Entidades controladas por el Banco a través de la participación en patrimonio

			Porcentaje de participación
			Al 30 de junio de			Al 31 de diciembre de			Al 30 de junio de
		Lugar de	2014			2013			2013
		Incorporación y	Directo	Indirecto	Total	Directo	Indirecto	Total	Directo	Indirecto	Total
Nombre de subsidiaria	Actividad Principal	operación	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Corretaje de seguros	Santiago, Chile	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	Corretaje de instrumentos financieros	Santiago, Chile	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos (*)	Administración de fondos de terceros	Santiago, Chile	-	-	-	-	-	-	99,96	0,02	99,98
Santander Agente de Valores Limitada	Corretaje de valores	Santiago, Chile	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	Adquisición de créditos y emisión de títulos de deuda	Santiago, Chile	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	Sociedad de apoyo, efectuar pagos y recibir valores	Santiago, Chile	-	-	-	99,90	0,10	100,00	99,90	0,10	100,00
(*)	En el mes de diciembre de 2013 se concretó la venta de Santander Asset Management S.A. Administradora General de Fondos.
(**)	A partir del 1 de Mayo esta sociedad fue absorbida por el Banco, esta operación fue autorizada por SBIF con fecha 26 de marzo de 2014.

Sólo en el caso de Santander Servicios de Recaudación y Pagos Limitada posee la totalidad (100%) de la participación controladora, sobre las restantes subsidiarias el detalle de las participaciones no controladoras se observa en la Nota 22 Interés no controlador.

ii.	Entidades controladas por el Banco a través de otras consideraciones

A pesar de no poseer la mayoría de los derechos de voto, las siguientes sociedades han sido consolidadas basados en que las actividades relevantes (sociedades de apoyo al giro) de estas son determinadas por el Banco y por ende, éste ejerce control:

-	Santander Gestión de Recaudación y Cobranza Limitada
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada
-	Fiscalex Limitada
-	Multiservicios de Negocios Limitada
-	Bansa Santander S.A.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii. Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

			Porcentaje de participación
		Lugar de	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de
		Incorporación y	2014	2013	2013
Nombre Asociadas	Actividad principal	operación	%	%	%
Redbanc S.A.	Servicios de cajeros automáticos	Santiago, Chile	33,43	33,43	33,43
Transbank S.A. (*)	Servicios de tarjetas de crédito y debito	Santiago, Chile	25,00	25,00	32,71
Centro de Compensación Automatizado	Servicios de transferencias electrónicas de fondos y compensación	Santiago, Chile	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Depósito de valores de oferta pública	Santiago, Chile	29,28	29,28	29,28
Cámara Compensación de Alto Valor S.A.	Compensación de pagos	Santiago, Chile	14,14	14,14	12,65
Administrador Financiero del Transantiago S.A.	Administración de medios de acceso	Santiago, Chile	20,00	20,00	20,00
Sociedad Nexus S.A.	Procesador de tarjetas de créditos	Santiago, Chile	12,90	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administración de la infraestructura de mercado financiero de instrumentos derivados	Santiago, Chile	11,11	11,11	-

(*)Transbank realizo aumento de capital, Santander participo en forma proporcional al porcentaje de participación (25%), por lo que realizó aporte de MM$6.300

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre las mismas.

En julio del año 2013 los bancos de la plaza en conjunto crearon la sociedad “Servicios de Infraestructura de Mercado OTC S.A.”, cuyo objetivo es administrar una infraestructura para el mercado financiero, otorgando servicios de registro, confirmación, almacenamiento, consolidación y conciliación de operaciones con instrumentos financieros derivados. Banco Santander posee un 11,11% de participación patrimonial. El Banco ha participado, a través de sus ejecutivos, activamente en la administración y en el proceso de organización y puesta en marcha de esta sociedad.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio del Resultado Consolidado, y dentro del patrimonio en el Estado de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades controladas a través de otras consideraciones, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda los umbrales cuantitativos fijados de un segmento

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 552,97 por US$ 1 al 30 de junio de 2014 ($ 508,15 por US$ 1 al 30 de junio de 2013).

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)	Definiciones y clasificaciones de instrumentos financieros

i. Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii. Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Consolidado de Resultados”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Consolidado de Resultados bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 6.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 6.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

De acuerdo a NIIF 13 Medición de Valor Razonable (aplicada desde el 01 de enero de 2013) se entiende por “valor razonable” como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. Una medición del valor razonable es para un activo o pasivo concreto. Por ello, al medir el valor razonable el Banco se tiene en cuenta las características del activo o pasivo de la misma forma en que los participantes de mercado las tendrían en cuenta al fijar el precio de dicho activo o pasivo en la fecha de la medición.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar: (a) en el mercado principal del activo o pasivo; o (b) en ausencia de un mercado principal, en el mercado más ventajoso para el activo o pasivo. Cuando no existe un mercado observable para proporcionar información para fijar el precio en relación con la venta de un activo o la transferencia de un pasivo en la fecha de la medición, el valor razonable se obtendrá de suponer una transacción en dicha fecha, considerada desde la perspectiva de un participante de mercado que mantiene el activo o debe el pasivo.

Cuando se utilizan técnicas de valorización se maximiza el uso de datos de entrada observables relevantes y minimiza el uso de datos de entrada no observables. Cuando un activo o un pasivo medido a valor razonable tiene un precio comprador y un precio Vendedor, el precio dentro del diferencial de precios comprador-vendedor que sea el más representativo del valor razonable en esas circunstancias se utilizará para medir el valor razonable independientemente de dónde se clasifique el dato de entrada en la jerarquía del valor razonable. NIIF 13 Medición del Valor Razonable establece una jerarquía del valor razonable basada en tres niveles: Nivel 1 , Nivel 2 y Nivel 3, en donde se concede la prioridad más alta a los precios cotizados (sin ajustar) en mercados activos para activos y pasivos idénticos y la prioridad más baja a los datos de entrada no observables.

Todos los derivados se registran en el Estado de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Consolidado de Resultados en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.  El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el ajuste de valorización que refleja el riesgo de crédito de la operación, ya sea propio o de la contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Consolidado de Resultados de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Consolidado de Resultados; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el estado consolidado de resultados en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Intermedio del Resultado Consolidado.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en la inflación (UF), tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”);
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta “Utilidad neta de operaciones financieras” del Estado Intermedio del Resultado Consolidado.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio del Resultado Consolidado, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio del Resultado Consolidado utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio del Resultado Consolidado, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Consolidado de Resultados, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Consolidado de Resultados, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Consolidado de Resultados.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

a.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

b.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco, presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Consolidado de Resultados, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 23). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio del Resultado Consolidado utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio del Resultado Consolidado a lo largo de la vida del préstamo.

En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio del Resultado Consolidado la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de pérdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio del Resultado Consolidado de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Consolidado de Resultados, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio del Resultado Consolidado de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Intermedio del Resultado Consolidado.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio del Resultado Consolidado como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subestándar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el período de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

Al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, el Banco no ha establecido provisiones por estos conceptos.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 27

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado Intermedio de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio del Resultado Consolidado como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Consolidado de Resultados como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 28

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

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Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Consolidado de Resultados. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 7,8, 11, 12 y 30)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 30)
-	El valor razonable de activos y pasivos (Notas 5, 6, 10, y 33)
-	Contingencias y compromisos (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado Intermedio del Resultado Consolidado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado Consolidado de Resultado bajo el rubro “Otros gastos operacionales”.

Las tasaciones para estos efectos por política interna del Banco no pueden tener una antigüedad mayor a 18 meses.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 30 de junio de 2014 y 2013, el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio del Resultado Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio del Resultado Consolidado.

x)	Provisión dividendos mínimos

Al 30 de junio de 2014 y al 31 de diciembre de 2013, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Consolidado de Cambios en el Patrimonio.

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el Banco Santander Chile tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Banco Santander Chile son:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Banco contratara una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizaran aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
iv.	El Banco será el responsable de otorgar los beneficios en forma directa.

Para determinar el valor presente de la obligación por beneficio definido y el costo del servicio presente se utiliza el método de la unidad de crédito proyectada.

Los componentes del costo de los beneficios definidos comprenden:

-	costo del servicio presente y cualquier costo por servicios pasados, los cuales son reconocidos en el resultado del período;
-	el interés neto sobre el pasivo (activo) por beneficio definidos neto, el cual es reconocido en el resultado del período;
-	las nuevas mediciones del pasivo (activo) por beneficio definidos neto, comprenden:

(a) ganancias y pérdidas actuariales;(b) el rendimiento de los activos del plan y; (c) los cambios en el efecto del techo del activo, los cuales son reconocidos en otro resultado integral.

El pasivo (activo) por beneficios definidos neto es el déficit o superávit, determinado como la diferencia entre el valor presente de la obligación por beneficios definidos menos el valor razonable de los activos del plan.

Los activos del plan comprenden las pólizas de seguros contratadas por el Grupo con tercero que no es una parte relacionada. Estos activos son mantenidos por una entidad separada legalmente del Grupo y existen solamente para pagar los beneficios a los empleados.

El Banco presenta el costo del servicio presente y el interés neto en el rubro “Remuneraciones y gastos del personal” en los Estados Intermedios Consolidados de Resultados. Dada la estructura del plan, este no genera ganancias ni pérdidas actuariales, el rendimiento del plan está establecido y fijo durante el periodo, por lo que no existen cambios en el techo del activo, dado lo anterior no existen monto reconocidos en otro resultado integral.

La obligación por beneficios post- empleo reconocida en el Estado Intermedio de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Cuando los empleados abandonan el plan antes de cumplir los requisitos para hacerse acreedor del beneficio, las contribuciones que realiza el Grupo se reducen.

La obligación por beneficios post- empleo reconocida en el Estado Intermedio de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

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ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en acciones liquidados en efectivo:

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones liquidados en efectivo, de acuerdo a los requerimientos de NIIF 2, el Banco mide los servicios recibidos y el pasivo incurrido, al valor razonable del pasivo. Hasta que el pasivo se liquide, el Banco determina el valor razonable del pasivo al final de cada período que se informe, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del período.

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados Intermedios de Situación Financiera Consolidados del Banco.

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 30 de Junio de 2014, no hay nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras que haya sido necesario implementar o adoptar.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 16 de diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales que comiencen a partir 01 de enero de 2014. Una entidad aplicará estas modificaciones de forma retroactiva. Se permite su aplicación anticipada. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas). La fecha efectiva de estas modificaciones es para

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períodos que comiencen en o después del 01 de enero de 2014. Se permite la aplicación anticipada. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

CINIIF 21 Gravámenes – El 20 de mayo de 2013 IASB publicó esta interpretación, la cual aborda la contabilización de un pasivo para pagar un gravamen, si ese pasivo está dentro de la NIC 37. También aborda la contabilización de un pasivo para pagar un gravamen cuyo importe y vencimiento son ciertos. A efectos de esta Interpretación, un gravamen es una salida de recursos que incorpora beneficios económicos que es impuesta por los gobiernos a entidades de acuerdo con la legislación (es decir leyes o regulaciones) distintas de las salidas de recursos que quedan dentro del alcance de NIC 12 Impuesto a las Ganancias y, multas u otras sanciones que se imponen por infracciones de la legislación. Una entidad aplicará esta Interpretación en los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Si una entidad aplica esta interpretación a períodos anteriores revelará este hecho. Los cambios en políticas contables producidos por la aplicación de esta Interpretación se contabilizarán de forma retroactiva de acuerdo con la NIC 8 Políticas Contables, Cambios en las Estimaciones Contables y Errores. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda NIC 36, Deterioro del Valor de los Activos – El 29 de mayo de 2013 IASB publicó “Información a Revelar sobre el Importe Recuperable de Activos no Financieros“, el objetivo de esta modificación es armonizar los requerimientos de revelar información sobre el valor razonable menos los costos de disposición y el valor en uso, cuando se utilizan técnicas de valor presente para medir el importe recuperable de los activos que presentan deterioro de valor, requiriendo que una entidad revele las tasas de descuento que se han utilizado para determinar el importe recuperable de los activos que presentan deterioro de valor. Una entidad aplicará estas modificaciones de forma retroactiva a los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Una entidad no aplicará esas modificaciones a períodos (incluyendo períodos comparativos) en los que no se aplique la NIIF 13. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda NIC 39, Instrumentos Financieros: reconocimiento y medición – El 27 de junio de 2013 IASB emitió la enmienda Novación de contratos de derivados y continuidad de contabilidad de cobertura, el cual establece que la novación de un contrato derivado con una entidad de contrapartida central (cámara de compensación) generaría la interrupción de la cobertura, el desreconocimiento del derivado original y el reconocimiento del nuevo contrato derivado novado. Mientras que la novación producto de leyes o normativas no califican para desreconocimiento y por lo tanto la contabilidad de cobertura no se verá interrumpida (siempre que se cumplan requisitos). La fecha efectiva de aplicación para períodos anuales que comienzan el 01 de enero de 2014, pudiendo aplicarse anticipadamente .Una entidad aplicará esta enmienda retrospectivamente de acuerdo con NIC 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores”. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 30 de junio de 2014.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 30 de junio de 2014. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 30 de junio de 2014, no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 01 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en noviembre

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PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde NIC 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 01 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros:

Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 01 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 9 Instrumentos Financieros – contabilidad de cobertura y enmiendas a NIIF 9, NIIF 7 y NIC 39 – El 19 de noviembre de 2013 IASB emitió esta enmienda, la cual incluye un nuevo modelo general de contabilidad de cobertura, el cual se alinea más estrechamente con la gestión de riegos, entregando información más útil a los usuarios de los estados financieros. Por otra parte, los requerimientos relativos a la opción del valor razonable para pasivos financieros se cambiaron para abordar el riesgo de crédito propio, esta mejora establece que los efectos de cambios en el riesgo de crédito de un pasivo no deben afectar al resultado del periodo a menos que el pasivo se mantenga para negociar; se permite la adopción temprana de esta modificación sin la aplicación de los otros requerimientos de NIIF 9. Adicionalmente, condiciona la fecha efectiva de entrada en vigencia a la finalización del proyecto de NIIF 9, permitiendo de igual forma su adopción. La Administración se encuentra evaluando el potencial impacto de la adopción de estas enmiendas en lo que respecta a NIIF 7 y NIC 39, puesto que las referidas a NIIF 9 por expresa disposición de la SBIF no aplicarán a los estados financieros del Banco.

Modificación NIC 19 – Planes de beneficio definidos: aportaciones de los empleados – El 21 de noviembre de 2013 IASB emitió esta modificación, la cual establece el tratamiento de las aportaciones de los empleados o de terceros al contabilizar los planes de beneficios definidos. Por ende, si el importe de las aportaciones es independiente del número de años de servicio, se permite que una entidad reconozca estas aportaciones como una reducción en el costo del servicio en el periodo en el que se presta el servicio relacionado, en lugar de atribuir las aportaciones a los periodos de servicio y, Si el importe de las aportaciones depende del número de años de servicio, se requiere que una entidad atribuya esas aportaciones a los periodos de servicio, utilizando el mismo método de atribución requerido por el párrafo 70 de la NIC 19, para los beneficios brutos (es decir, utilizando la fórmula de aportación del plan o una base lineal). Estas modificaciones aplican para periodos anuales que comiencen a partir del 01 de julio de 2014 de forma retroactiva, tal cual lo establece NIC 8 Políticas contables, cambio en estimaciones contables y errores, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Mejoras Anuales, ciclo 2010-2012 – El 12 de diciembre de 2013 se emitió este documento que abarca a siete cuerpos normativos:

-	NIIF 2 Pagos basados en acciones: modifica la definición de "condición para la consolidación de la concesión (irrevocabilidad)” y “ condiciones de mercado” y agrega la definición de “condiciones de ejecución” y “condición de servicio” (la cual era parte de la definición de condición para la consolidación de la concesión”).
-	NIIF 3 Combinaciones de negocios: aclara que las consideraciones contingentes que son clasificadas como activos o pasivos deben ser medidos a valor razonable a cada fecha de reporte.
-	NIIF 8 Segmentos de operación: requiere que una entidad revele los juicios hechos por la administración en la aplicación de los criterios de agregación de los segmentos operativos y, aclara que la entidad debe solo proporcionar reconciliación entre el total de activos del segmento reportables y los activos de la entidad si los activos del segmento sin reportados con regularidad.
-	NIIF 13 Medición de valor razonable: aclara que la emisión de las NIIF 13 y la modificación a NIIF 9 y NIC 39 no eliminó la posibilidad de medir las cuentas por cobrar y pagar a corto plazo que carecen de tasa de interés establecida al importes de las facturas sin descontar si el efecto de no descontar es inmaterial.
-	NIC 16 Propiedad, planta y equipo: aclara que cuando se revalúa un elemento de propiedades, planta y equipo el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.
-	NIC 24 Información a revelar sobre partes relacionadas: aclara que una entidad que provee servicios de personal de administración clave a la entidad que informa o la matriz de la entidad que reporta es una parte relacionada de la entidad que informa.
-	NIC 38 Activos intangibles: aclara que cuando se revalúa un elemento de intangibles el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.

Las mejoras anuales a las NIIF, ciclo 2010-2012, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Mejoras Anuales, ciclo 2011-2014 – El 12 de diciembre de 2013 se emitió este documento que abarca a cuatro cuerpos normativos:

-	NIIF 1 Adopción por primera vez: aclara que una entidad, en sus primeros estados financieros bajo NIIF, tiene la posibilidad de elegir entre aplicar una NIIF existentes y actualmente efectiva o la aplicación de una NIIF nueva o revisada que todavía no es obligatoria, siempre que permita su aplicación anticipada. Se requiere que la entidad aplique la misma versión de la NIIF a través de los períodos cubiertos por los primeros estados financieros según las NIIF.
-	NIIF 3 Combinaciones de negocios: aclara que la NIIF 3 excluye de su ámbito la contabilidad para la formación de un acuerdo conjunto en los estados financieros del propio acuerdo conjunto.
-	NIIF 13 Medición de valor razonable: aclara que el alcance de la excepción de cartera definida en el párrafo 52 de la NIIF 13 incluye todos los contratos contabilizados dentro del alcance de la “NIC 39 Instrumentos Financieros: Reconocimiento y Medición” y la “NIIF 9 Instrumentos Financieros”, independientemente de si se ajustan a la definición de activos financieros o financieros pasivos tal como se define en la “NIC 32 Instrumentos Financieros: Presentación”.
-	NIC 40 Propiedades de inversión: aclara que si una determinada transacción cumple con la definición tanto de una combinación de negocios, tal como se define en la NIIF 3 Combinaciones de negocios y Propiedades de inversiones como se define en la NIC 40 Propiedades de Inversión requiere la aplicación por separado de ambas normas de forma independiente.

Las mejoras anuales a las NIIF, ciclo 2011-2013, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

NIIF 14, Cuentas diferidas regulatorias – El 30 de enero de 2014, el  IASB publicó NIIF 14, esta norma específica los requerimientos de revelación para saldos contables regulatorios diferidos generados de entidades que proveen bienes y servicios a clientes a un precio o tasa establecida por una. La normativa requiere:

- cambios limitados a las políticas contables que la sociedad aplicaba de acuerdo a su antiguo GAAP para los saldos contables regulatorios diferidos

- revelar que se identificaron y explicaron los montos reconocidos en los estados financieros de la entidad generados por  normativa de tasas

- revelar que ayuda a los usuarios de los estados financieros a entender los montos, oportunidad y flujos futuros de caja inciertos provenientes de cualquier saldo contable regulatorio diferido

Esta norma es efectiva para entidades que aplican IFRS por primera vez en periodos que comienzan en después del 01 de enero de 2016. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 15, Ingresos provenientes de contratos con clientes - El 28 de mayo de 2014, el IASB publico NIIF 15, cuyo objetivo es establecer principios de reporte de información útil para los usuarios de información financiera acerca de la naturaleza, monto, oportunidad e incertidumbre de los ingresos y flujos de caja generados de los contratos de una entidad con sus clientes. NIIF 15 elimina NIC 11 Contratos de Construcción, NIC 18 Ingresos, CINIIF 13 Programas de lealtad con clientes, CINIIF 15 Acuerdos de construcción de bienes raíces, CINIIF 18 Transferencia de activos desde Clientes y SIC 31 Ingresos - Permuta de servicios de publicidad.

Esta norma es efectiva para periodos que comienzan en después del 01 de enero de 2017. Se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°02

HECHOS RELEVANTES

Al 30 de junio de 2014, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco en los Estados Financieros Intermedios Consolidados.

a) Directorio

En sesión Ordinaria de Directorio celebrada el 21 de abril de 2014, presentó su renuncia al cargo de Presidente del Directorio don Mauricio Larraín Garcés. El Directorio en esta sesión, nombra a don Vittorio Corbo Lioi en su nuevo cargo como Presidente, don Mauricio Larraín Garcés seguirá perteneciendo al Directorio en su nuevo cargo de Director.

Destino de la utilidad y reparto de dividendos

En Junta General Ordinaria de Accionistas celebrada el 22 de abril de 2014 se reúnen bajo la Presidencia de don Vittorio Corbo Lioi (Presidente), Oscar von Chrismar Carvajal (Primer Vicepresidente), Roberto Méndez Torres (Segundo Visepresidente), Víctor Arbulú Crousillat, los Directores; Marco Colodro Hadjes, Mauricio Larraín Garcés, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Raimundo Monge Zegers (Director Suplente), Orlando Poblete Iturrate (Director Suplente). Además, asisten el Gerente General don Claudio Melandri Hinojosa y el Gerente de Contabilidad don Felipe Contreras Fajardo.

De acuerdo a la información presentada en la Junta anteriormente señalada, las utilidades líquidas del ejercicio correspondiente al año 2013 (que se denominan en los estados financieros “Utilidad atribuible a tenedores patrimoniales del Banco”), ascendieron a $441.926 millones. Se aprueba distribuir el 60% de dichas utilidades, las cuales, divididas por el número de acciones emitidas, corresponden a un dividendo de $1,407 por cada acción, el que se comenzó a pagar a partir del día 23 de abril de 2014. Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el patrimonio del Banco.

b) Emisión de bonos bancarios – Primer semestre 2014

Durante el primer semestre del año 2014 el Banco emitió Bonos por CHF300.000.000, UF2.000.000, USD250.000.000, CLP25.000.000.000 y AUD125.000.000. El detalle de las colocaciones realizadas durante el año 2013 se incluye en Nota 6.

b.1) Bonos corrientes primer semestre año 2014

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono	CHF	300.000.000	3 años	1,00% anual simple	31-01-2014	31-07-2017
Total	CHF	300.000.000
Bono	UF	2.000.000	4 años	3,0% anual simple	22-02-2014	01-10-2018
Total	UF	2.000.000
Bono		25.000.000.000	4 años	5,76% anual simple	22-02-2014	01-10-2018
Total		25.000.000.000
Bono flotante USD	USD	250.000.000	5 años	Libor (3 meses)+100 pb	19-02-2014	19-02-2019
Bono flotante USD	USD	500.000.000	3 años	Libor (3 meses) + 90 pb	15-04-2014	11-04-2017
Total	USD	750.000.000
Bono	AUD	125.000.000	3 años	Libor (3 meses)+140 pb	13-03-2014	13-03-2017
Total	AUD	125.000.000
Bono flotante JPY	JPY	6.600.000.000	3 años	Libor (3 meses) +65 pb	24-04-2014	24-04-2017
Bono corriente JPY 2017	JPY	2.000.000.000	3 años	0,72% fija trimestral	24-04-2014	24-04-2017
Bono corriente JPY 2019	JPY	18.700.000.000	5 años	0,97% fija trimestral	24-04-2014	24-04-2019
Total	JPY	27.300.000.000

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°02

HECHOS RELEVANTES, continuación

b.2) Bonos subordinados primer semestre año 2014

Durante el primer semestre del año 2014, el Banco no ha emitido bonos subordinados.

b.3) Recompra de bonos

El Banco realizó las siguientes recompras de bonos durante el primer semestre del año 2014:

Fecha	Tipo	Monto

21-02-2014	Corriente	CLP	118.409.000.000
03-03-2014	Corriente	UF	6.000.000

c) Fusión por absorción de Santander Servicios de Recaudación y Pagos Limitada

Banco Santander ha materializado la fusión por absorción de la subsidiaria Santander Servicios de Recaudación y Pagos Limitada a partir del 1 de mayo de 2014, esto previa autorización de la SBIF, la cual fue otorgada con fecha 26 de marzo de 2014. Esta fusión incluyo la reconversión de las sucursales “Supercaja” hacia cajas auxiliares del Banco y la cesión de derechos que poseía Santander Corredora de Seguros Limitada al Banco, quien reunió el 100% de los derechos, pasando el Banco a tener la calidad de sucesor y continuador legal de la mencionada sociedad.

d) Aumento de capital de Transbank S.A.

Durante el mes de Junio del año en curso, Transbank acordó en Junta de Accionistas capitalizar los resultados acumulados y realizar un aumento de capital por $25.200 millones aproximadamente. Banco Santander participo de ambos procesos en forma proporcional a su participación (25%), por lo que realizó un aporte de $6.313 millones aproximadamente a dicha sociedad.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 30 de junio de 2014. En cuanto a la información correspondiente al año 2013, ésta ha sido preparada con los criterios vigentes al cierre de los presentes estados financieros con el objetivo de lograr la debida comparabilidad de las cifras.

Durante el segundo semestre de 2013, se modificó la estructura de la Banca Comercial con el objetivo de adaptarse de una mejor forma a los requerimientos del mercado, reubicando el segmento “Institucionales” junto a la agrupación “Empresas”. Este cambio no implicó una modificación de los segmentos existentes, sino más bien una reagrupación de los mismos. En nuestra perspectiva esta modificación solo afectó a los responsables de segmentos, quienes de igual forma reportan a la máxima autoridad en la toma de decisiones.

El Banco se compone de los siguientes segmentos de negocios:

Individuos y PYMEs

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a $1.200 millones. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Empresas e Institucionales

Empresas

El segmento Empresas está compuesto por los subsegmentos Empresas, Inmobiliarias y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los $1.200 millones y hasta $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a $800 millones sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, igualmente, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 30 de junio de 2014 y 2013, además los saldos correspondientes a créditos y saldos de cuentas por cobrar a clientes al 31 de diciembre de 2013:

	Por el trimestre terminado al 30 de junio de2014
	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (1)	Provisiones	Gastos de apoyo (2)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	153.515	37.185	6.154	(44.053)	(101.382)	51.419
Banefe individuos	23.192	5.296	1.324	(12.104)	(10.765)	6.943
Banca Comercial	130.323	31.889	4.830	(31.949)	(90.617)	44.476
PYMES	67.057	11.515	2.248	(34.047)	(21.267)	25.506
Individuos+PYME	220.572	48.700	8.402	(78.100)	(122.649)	76.925

Empresas	46.110	6.511	3.748	(4.545)	(13.844)	37.980
Empresas	19.935	3.218	1.937	(5.616)	(7.773)	11.701
Grandes Empresas	17.942	2.132	1.495	366	(4.620)	17.315
Inmobiliarias	8.233	1.161	316	705	(1.451)	8.964
Institucionales	8.218	590	133	(73)	(2.900)	5.968
Empresas e institucionales	54.328	7.101	3.881	(4.618)	(16.744)	43.948

Banca Comercial	274.900	55.801	12.283	(82.718)	(139.393)	120.873

Global banking and markets	21.800	4.371	14.908	(1.237)	(10.271)	29.571
Corporativa	17.818	3.964	80	(1.237)	(6.128)	14.497
Tesorería	3.982	407	14.828	-	(4.143)	15.074
Otros	51.339	(4.357)	2.871	(81)	(3.801)	45.971

Totales	348.039	55.815	30.062	(84.036)	(153.465)	196.415

Otros ingresos operacionales						3.485
Otros gastos operacionales						(16.067)
Resultado por inversiones en sociedades						552
Impuesto a la renta						(25.079)
Utilidad consolidada del ejercicio						159.306

(1)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(2)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

	Por el trimestre terminado al 30 de junio de 2013
	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (1)	Provisiones	Gastos de apoyo (2)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	153.763	36.863	1.401	(55.280)	(95.742)	41.005
Banefe individuos	25.314	6.371	29	(15.057)	(11.589)	5.068
Banca Comercial	128.449	30.492	1.372	(40.223)	(84.153)	35.937
PYMES	66.067	10.739	1.354	(21.450)	(18.535)	38.175
Individuos+PYME	219.830	47.602	2.755	(76.730)	(114.277)	79.180

Empresas	40.415	6.684	3.511	(8.483)	(12.017)	30.110
Empresas	18.422	3.634	1.878	(4.663)	(6.681)	12.590
Grandes Empresas	15.648	2.184	1.590	(3.951)	(3.958)	11.513
Inmobiliarias	6.345	866	43	131	(1.378)	6.007
Institucionales	8.067	675	198	(271)	(2.897)	5.772
Empresas e institucionales	48.482	7.359	3.709	(8.754)	(14.914)	35.882

Banca Comercial	268.312	54.961	6.464	(85.484)	(129.191)	115.062

Global banking and markets	16.894	3.854	10.034	(768)	(9.405)	20.609
Corporativa	14.778	3.586	93	(768)	(5.547)	12.142
Tesorería	2.116	268	9.941	-	(3.858)	8.467
Otros	(36.539)	(671)	16.755	(403)	(3.367)	(24.225)

Totales	248.667	58.144	33.253	(86.655)	(141.963)	111.446

Otros ingresos operacionales						7.188
Otros gastos operacionales						(12.871)
Resultado por inversiones en sociedades						667
Impuesto a la renta						(20.293)
Utilidad consolidada del ejercicio						86.137

(1)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(2)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones, amortizaciones y deterioro.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

		Por el período de 06 meses al 30 de junio de 2014
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	11.049.148	300.387	72.147	7.578	(89.031)	(191.635)	99.446
Banefe individuos	744.128	46.532	10.517	1.334	(25.732)	(21.871)	10.780
Banca Comercial	10.305.020	253.855	61.630	6.244	(63.299)	(169.764)	88.666
PYMES	3.293.787	132.429	22.390	3.524	(61.801)	(39.850)	56.692
Individuos+PYME	14.342.935	432.816	94.537	11.102	(150.832)	(231.485)	156.138

Empresas	4.783.918	91.072	13.438	7.658	(12.753)	(26.629)	72.786
Empresas	1.819.896	39.333	6.667	3.959	(11.012)	(14.868)	24.079
Grandes Empresas	1.967.387	35.463	4.347	3.314	(2.521)	(8.997)	31.606
Inmobiliarias	996.635	16.276	2.424	385	780	(2.764)	17.101
Institucionales	387.850	16.592	1.202	305	20	(5.986)	12.133
Empresas e institucionales	5.171.768	107.664	14.640	7.963	(12.733)	(32.615)	84.919

Banca Comercial	19.514.703	540.480	109.177	19.065	(163.565)	(264.100)	241.057

Global banking and markets	2.315.308	42.446	10.169	32.781	(1.824)	(19.971)	63.601
Corporativa	2.315.308	34.766	9.759	207	(1.824)	(11.880)	31.028
Tesorería	-	7.680	410	32.574	-	(8.091)	32.573
Otros	52.073	78.606	(7.767)	11.188	119	(6.968)	75.178

Totales	21.882.084	661.532	111.579	63.034	(165.270)	(291.039)	379.836

Otros ingresos operacionales							8.995
Otros gastos operacionales							(36.946)
Resultado por inversiones en sociedades							839
Impuesto a la renta							(51.231)
Utilidad consolidada del ejercicio							301.493

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de diciembre de 2013	Por el período de 06 meses al 30 de junio de 2013
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	10.474.663	304.626	75.064	2.789	(116.553)	(181.950)	83.976
Banefe individuos	730.979	52.315	12.320	67	(31.902)	(21.747)	11.053
Banca Comercial	9.743.684	252.311	62.744	2.722	(84.651)	(160.203)	72.923
PYMES	3.228.865	127.881	21.686	2.111	(45.673)	(36.589)	69.416
Individuos+PYME	13.703.528	432.507	96.750	4.900	(162.226)	(218.539)	153.392

Empresas	4.682.221	79.121	13.740	6.617	(13.504)	(24.961)	61.013
Empresas	1.757.977	37.133	7.387	3.563	(7.281)	(13.740)	27.062
Grandes Empresas	1.927.075	29.637	4.700	2.946	(5.993)	(8.485)	22.805
Inmobiliarias	997.169	12.351	1.653	108	(230)	(2.736)	11.146
Institucionales	353.559	14.852	1.297	251	(225)	(5.927)	10.248
Empresas e institucionales	5.035.780	93.973	15.037	6.868	(13.729)	(30.888)	71.261

Banca Comercial	18.739.308	526.480	111.787	11.768	(175.955)	(249.427)	224.653

Global banking and markets	2.268.440	34.530	8.766	20.680	(3.980)	(18.919)	41.077
Corporativa	2.268.440	29.840	7.457	121	(3.980)	(11.352)	22.086
Tesorería	-	4.690	1.309	20.559	-	(7.567)	18.991
Otros	53.013	(65.862)	(1.788)	23.067	422	(6.690)	(50.851)

Totales	21.060.761	495.148	118.765	55.515	(179.513)	(275.036)	214.879

Otros ingresos operacionales							11.757
Otros gastos operacionales							(25.673)
Resultado por inversiones en sociedades							1.149
Impuesto a la renta							(34.530)
Utilidad consolidada del ejercicio							167.582

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°04

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Efectivo y depósitos en bancos
Efectivo	538.376	551.136
Depósitos en el Banco Central de Chile	201.087	797.363
Depósitos bancos nacionales	363	81
Depósitos en el exterior	334.901	223.230
Subtotales efectivo y depósitos en bancos	1.074.727	1.571.810

Operaciones con liquidación en curso netas	264.904	327.698

Totales efectivo y equivalente de efectivo	1.339.631	1.899.508

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	248.625	289.723
Fondos por recibir	425.454	314.354
Subtotales	674.079	604.077
Pasivos
Fondos por entregar	409.175	276.379
Subtotales	409.175	276.379

Operaciones con liquidación en curso netas	264.904	327.698

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°05

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	67.717	75.577
Pagarés del Banco Central de Chile	87	100
Otros instrumentos del Estado y del Banco Central de Chile	543.862	189.962
Subtotales	611.666	265.639

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	22.635	10.042
Bonos de otras empresas del país	3.637	2.229
Otros instrumentos emitidos en el país	-	-
Subtotales	26.272	12.271

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos
Fondos administrados por entidades relacionadas	4.147	9.657
Fondos administrados por terceros	-	-
Subtotales	4.147	9.657

Totales	642.085	287.567

Al 30 de junio de 2014 y 31 de diciembre 2013, no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, mantiene la siguiente cartera de instrumentos derivados:

	Al 30 de junio de 2014
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	275.412	190.890	257.141	723.443	7.456	151
Swaps de monedas y tasas	75.710	169.762	1.093.984	1.339.456	126.894	2.355
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	351.122	360.652	1.351.125	2.062.899	134.350	2.506

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	66.495	808.359	1.434.370	2.309.224	35.985	38.573
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	66.495	808.359	1.434.370	2.309.224	35.985	38.573

Derivados de negociación
Forwards de monedas	16.604.603	15.175.198	1.891.363	33.671.164	209.814	199.199
Swaps de tasas de interés	4.246.963	12.341.595	29.976.830	46.565.388	453.509	430.264
Swaps de monedas y tasas	1.216.008	3.727.380	15.715.519	20.658.907	1.056.816	1.091.537
Opciones call de monedas	283.184	50.006	68.235	401.425	1.753	1.681
Opciones call de tasas	-	8.369	62.705	71.074	680	666
Opciones put de monedas	501.516	251.574	2.765	755.855	2.473	1.732
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	249.094	-	-	249.094	174	991
Subtotales	23.101.368	31.554.122	47.717.417	102.372.907	1.725.219	1.726.070

Totales	23.518.985	32.723.133	50.502.912	106.745.030	1.895.554	1.767.149

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	55.000	375.599	430.599	9.951	1.020
Swaps de monedas y tasas	-	233.824	899.293	1.133.117	63.528	1.754
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	-	288.824	1.274.892	1.563.716	73.479	2.774

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	522.451	937.529	661.676	2.121.656	60.453	13.927
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	522.451	937.529	661.676	2.121.656	60.453	13.927

Derivados de negociación
Forwards de monedas	14.972.304	9.801.554	1.749.378	26.523.236	198.130	188.745
Swaps de tasas de interés	4.526.349	11.332.697	25.005.852	40.864.898	241.528	243.326
Swaps de monedas y tasas	1.634.855	3.927.402	14.246.746	19.809.003	915.099	847.821
Opciones call de monedas	443.944	42.805	5.557	492.306	1.327	2.403
Opciones call de tasas	-	7.031	-	7.031	-	-
Opciones put de monedas	428.638	38.450	2.936	470.024	3.831	1.108
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	54.777	-	-	54.777	171	5
Subtotales	22.060.867	25.149.939	41.010.469	88.221.275	1.360.086	1.283.408

Totales	22.583.318	26.376.292	42.947.037	91.906.647	1.494.018	1.300.109

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable:

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 30 de junio de 2014 y al 31 de diciembre de 2013, separado por plazo al vencimiento:

	Al 30 de junio de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.165	-	-	-	12.165
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	-	-
Letras hipotecarias	-	-	-	3.473	3.473
Depósitos y otras captaciones a plazo:
Depósito a plazo	466.302	-	-	28.828	495.130
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	430.286	407.560	480.978	1.318.824
Bonos subordinados	110.594	-	-	-	110.594
Obligaciones con bancos:
Créditos interbancarios	122.713	-	-	-	122.713
Totales	711.774	430.286	407.560	513.279	2.062.899
Instrumento de cobertura:
Swaps de monedas y tasas	245.472	264.395	382.560	447.029	1.339.456
Swaps de tasas de interés	466.302	165.891	25.000	66.250	723.443
Totales	711.774	430.286	407.560	513.279	2.062.899

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.213	-	-	-	12.213
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	28.308	28.308
Letras hipotecarias	-	-	-	3.652	3.652
Depósitos y otras captaciones a plazo:
Depósito a plazo	55.000	-	-	27.971	82.971
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	335.805	109.497	769.659	1.214.961
Bonos subordinados	104.840	-	-	-	104.840
Obligaciones con bancos:
Créditos interbancarios	116.771	-	-	-	116.771
Totales	288.824	335.805	109.497	829.590	1.563.716
Instrumento de cobertura:
Swaps de monedas y tasas	233.824	178.545	109.497	611.251	1.133.117
Swaps de tasas de interés	55.000	157.260	-	218.339	430.599
Totales	288.824	335.805	109.497	829.590	1.563.716

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Coberturas de flujos de efectivo:

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps.

A continuación se presentan los nominales de la partida cubierta para el 30 de junio de 2014 y 31 de diciembre de 2013, y el período donde se producirán los flujos:

	Al 30 de junio de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	49.898	-	-	-	49.898
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	138.678	138.678
Bonos del Banco Central de Chile	-	22.958	-	18.084	41.042
Depósitos a plazo	255.922	-	-	-	255.922
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	-	790.155	138.243	-	928.398
Bonos corrientes o senior (tasa fija)	44.565	-	-	-	44.565
Obligaciones con bancos:
Créditos interbancarios	524.469	326.252	-	-	850.721
Totales	874.854	1.139.365	138.243	156.762	2.309.224
Instrumento de cobertura:
Swaps de monedas y tasas	874.854	1.139.365	138.243	156.762	2.309.224
Totales	874.854	1.139.365	138.243	156.762	2.309.224

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	21.623	69.502	-	-	91.125
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	118.577	118.577
Bonos del Banco Central de Chile	-	22.958	-	18.084	41.042
Depósitos a plazo	379.331	11.328	-	-	390.659
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	288.310	102.062	219.567	-	609.939
Bonos corrientes o senior (tasa fija)	43.189	-	-	-	43.189
Obligaciones con bancos:
Créditos interbancarios	727.527	99.598	-	-	827.125
Totales	1.459.980	305.448	219.567	136.661	2.121.656
Instrumento de cobertura:
Swaps de monedas y tasas	1.459.980	305.448	219.567	136.661	2.121.656
Totales	1.459.980	305.448	219.567	136.661	2.121.656

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés:

	Al 30 de junio de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	28.327	13.564	5.429	1.712	49.032
Egresos de flujo	(25.891)	(24.529)	(4.093)	-	(54.243)
Flujos netos	2.436	(10.695)	1.336	1.712	(5.211)

Instrumento de cobertura
Ingresos de flujo	25.891	24.259	4.093	-	54.243
Egresos de flujo (*)	(28.327)	(13.564)	(5.429)	(1.712)	(49.032)
Flujos netos	(2.436)	10.695	(1.336)	(1.712)	5.211

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	21.532	10.870	4.102	1.614	38.118
Egresos de flujo	(12.180)	(10.667)	(6.107)	-	(28.954)
Flujos netos	9.352	203	(2.005)	1.614	9.164

Instrumento de cobertura
Ingresos de flujo	12.180	10.667	6.107	-	28.954
Egresos de flujo (*)	(21.532)	(10.870)	(4.102)	(1.614)	(38.118)
Flujos netos	(9.352)	(203)	2.005	(1.614)	(9.164)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

b.2) Proyección de flujos por riesgo de inflación:

	Al 30 de junio de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	61.242	497	-	-	61.739
Egresos de flujo	(524)	(832)	(1.836)	(1.381)	(4.573)
Flujos netos	60.718	(335)	(1.836)	(1.381)	57.166

Instrumento de cobertura
Ingresos de flujo	524	832	1.836	1.381	4.573
Egresos de flujo (*)	(61.242)	(497)	-	-	(61.739)
Flujos netos	(60.718)	335	1.836	1.381	(57.166)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	104.730	10.861	-	-	115.591
Egresos de flujo	(425)	(927)	(1.783)	(1.709)	(4.844)
Flujos netos	104.305	9.934	(1.783)	(1.709)	110.747

Instrumento de cobertura
Ingresos de flujo	425	927	1.783	1.709	4.844
Egresos de flujo	(104.730)	(10.861)	-	-	(115.591)
Flujos netos	(104.305)	(9.934)	1.783	1.709	(110.747)

b.3) Proyección de flujos por riesgo de tipo de cambio:

	Al 30 de junio de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(63.708)	-	-	-	(63.708)
Flujos netos	(63.708)	-	-	-	(63.708

Instrumento de cobertura
Ingresos de flujo	63.708	-	-	-	63.708
Egresos de flujo (*)	-	-	-	-	-
Flujos netos	63.708	-	-	-	63.708

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(64.772)	-	-	-	(64.772)
Flujos netos	(64.772)	-	-	-	(64.772)

Instrumento de cobertura
Ingresos de flujo	64.772	-	-	-	64.772
Egresos de flujo (*)	-	-	-	-	-
Flujos netos	64.772	-	-	-	64.772

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

c)	La valorización generada por aquellos instrumentos de cobertura (derivados) utilizados en coberturas de flujos de efectivo cuyo efecto fue registrado en el Estado Consolidado de Cambios en el Patrimonio, específicamente dentro de “otros resultados integrales” al 30 de junio de 2014 y 2013, se presenta a continuación:

	Saldos al 30 de junio de
	2014	2013
Elemento cubierto	MM$	MM$

Obligaciones con banco	(1.391)	(2.838)
Instrumentos de deuda emitidos	(5.471)	1.399
Instrumentos disponibles para la venta	(671)	(894)
Créditos y cuentas por cobrar a clientes	41	62
Bonos	1.671	-
Flujos netos	(5.821)	(2.271)

Considerando que los flujos variables, tanto del elemento cubierto como del instrumento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes del riesgo cubierto se netean casi por completo. Al 30 de junio de 2014 y 2013 se llevó a resultados por ineficiencia $ 63 millones y $ (78) millones, respectivamente.

Durante el período, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Derivados para cobertura de Bonos	(9)	1	(16)	(35)
Derivados para cobertura de Créditos interbancarios	64	387	446	769

Resultados netos por cobertura de flujos de efectivo	55	388	430	734

Ver Nota 20 “Patrimonio”, letra d)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 30 de junio de 2014 y 2013, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°07

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	140	66
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	97.660	125.383
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(36)	(54)

Totales	97.764	125.395

b)	El importe en cada ejercicio por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 30 de junio de			Al 31 de diciembre de
	2014			2013
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de	-	54	54	-	46	46
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	36	36	-	127	127
Provisiones liberadas	-	(54)	(54)	-	(119)	(119)

Totales	-	36	36	-	54	54

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 30 de junio de 2014 y al 31 de diciembre de 2013, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 30 de junio de 2014	Cartera Normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	7.190.298	248.378	558.282	7.996.958	136.503	83.908	220.411	7.776.547
Créditos de comercio exterior	1.645.179	57.157	61.366	1.763.702	52.879	909	53.788	1.709.914
Deudores en cuentas corrientes	265.139	3.158	11.143	279.440	3.438	5.012	8.450	270.990
Operaciones de factoraje	324.314	2.344	3.027	329.685	3.935	564	4.499	325.186
Operaciones de leasing	1.321.886	74.389	48.561	1.444.836	15.620	4.755	20.375	1.424.461
Otros créditos y cuentas por cobrar	115.386	598	21.197	137.181	6.156	8.338	14.494	122.687
Subtotales	10.862.202	386.024	703.576	11.951.802	218.531	103.486	322.017	11.629.785

Colocaciones para vivienda
Préstamos con letras de crédito	62.249	-	2.843	65.092	-	432	432	64.660
Préstamos con mutuos hipotecarios endosables	103.030	-	2.126	105.156	-	455	455	104.701
Otros créditos con mutuos para vivienda	5.591.563	-	334.118	5.925.681	-	44.962	44.962	5.880.719
Subtotales	5.756.842	-	339.087	6.095.929	-	45.849	45.849	6.050.080

Colocaciones de consumo
Créditos de consumo en cuotas	1.902.015	-	329.620	2.231.635	-	228.129	228.129	2.003.506
Deudores por tarjetas de crédito	1.265.623	-	24.572	1.290.195	-	40.636	40.636	1.249.559
Contrato leasing consumo	3.445	-	94	3.539	-	92	92	3.447
Otros préstamos consumo	206.809	-	4.375	211.184	-	5.910	5.910	205.274
Subtotales	3.377.892	-	358.661	3.736.553	-	274.767	274.767	3.461.786

Totales	19.996.936	386.024	1.401.324	21.784.284	218.531	424.102	642.633	21.141.651

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2013	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.993.770	246.661	557.251	7.797.682	123.354	81.478	204.832	7.592.850
Créditos de comercio exterior	1.731.328	47.164	61.842	1.840.334	50.574	878	51.452	1.788.882
Deudores en cuentas corrientes	264.957	3.176	11.524	279.657	3.513	4.755	8.268	271.389
Operaciones de factoraje	310.228	2.613	3.273	316.114	4.305	617	4.922	311.192
Operaciones de leasing	1.235.369	73.819	40.626	1.349.814	13.739	5.016	18.755	1.331.059
Otros créditos y cuentas por cobrar	99.524	617	18.510	118.651	4.745	7.426	12.171	106.480
Subtotales	10.635.176	374.050	693.026	11.702.252	200.230	100.170	300.400	11.401.852

Colocaciones para vivienda
Préstamos con letras de crédito	69.273	-	3.024	72.297	-	470	470	71.827
Préstamos con mutuos hipotecarios endosables	69.742	-	2.091	71.833	-	380	380	71.453
Otros créditos con mutuos para vivienda	5.163.396	-	318.286	5.481.682	-	42.456	42.456	5.439.226
Subtotales	5.302.411	-	323.401	5.625.812	-	43.306	43.306	5.582.506

Colocaciones de consumo
Créditos de consumo en cuotas	1.847.289	-	320.832	2.168.121	-	221.723	221.723	1.946.398
Deudores por tarjetas de crédito	1.212.134	-	23.747	1.235.881	-	37.300	37.300	1.198.581
Contrato leasing consumo	3.383	-	68	3.451	-	68	68	3.383
Otros préstamos consumo	195.030	-	4.765	199.795	-	5.494	5.494	194.301
Subtotales	3.257.836	-	349.412	3.607.248	-	264.585	264.585	3.342.663

Totales	19.195.423	374.050	1.365.839	20.935.312	200.230	408.061	608.291	20.327.021

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 30 de junio de 2014 y al 31 de diciembre de 2013, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de	Al 31 de diciembre de
	2014	2013	2014	2013	2014	2013	2014	2013
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.186.973	1.216.914	-	-	1.186.973	1.216.914	5,42	5,78
Minería	542.525	464.865	-	-	542.525	464.865	2,48	2,21
Electricidad, gas y agua	257.911	222.110	-	-	257.911	222.110	1,18	1,05
Agricultura y ganadería	826.611	806.092	-	-	826.611	806.092	3,78	3,83
Forestal	148.560	183.716	-	-	148.560	183.716	0,68	0,87
Pesca	249.308	265.917	-	-	249.308	265.917	1,14	1,26
Transporte	762.564	721.931	-	-	762.564	721.931	3,48	3,43
Comunicaciones	271.006	249.499	-	-	271.006	249.499	1,24	1,18
Construcción	1.318.240	1.337.791	-	-	1.318.240	1.337.791	6,02	6,35
Comercio	2.615.191	2.578.979	97.660	125.383	2.712.851	2.704.362	12,40	12,84
Servicios	494.685	447.861	-	-	494.685	447.861	2,26	2,13
Otros	3.278.368	3.206.643	-	-	3.278.368	3.206.643	14,98	15,23

Subtotales	11.951.942	11.702.318	97.660	125.383	12.049.602	11.827.701	55,06	56,16

Colocaciones para la vivienda	6.095.929	5.625.812	-	-	6.095.929	5.625.812	27,86	26,71

Colocaciones de consumo	3.736.553	3.607.248	-	-	3.736.553	3.607.248	17,08	17,13

Totales	21.784.424	20.935.378	97.660	125.383	21.882.084	21.060.761	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de $ 140 millones al 30 de junio de 2014 ($66 millones al 31 de diciembre de 2013), ver Nota 07.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de $97.660 millones al 30 de junio de 2014 ($125.383 millones al 31 de diciembre de 2013), ver Nota 07.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 30 de junio de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	355.933	-	-	355.933	317.534	-	-	317.534
Cartera vencida	376.714	163.908	87.502	628.124	364.890	155.688	92.723	613.301
Resto deterioro	106.694	175.179	271.159	553.032	122.464	167.713	256.689	546.866
Totales	839.341	339.087	358.661	1.537.089	804.888	323.401	349.412	1.477.701

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera en incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 30 de junio de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	400.295	317.804	48.568	766.667	385.712	302.219	49.051	736.982
Deuda sin garantía	439.046	21.283	310.093	770.422	419.176	21.182	300.361	740.719
Totales	839.341	339.087	358.661	1.537.089	804.888	323.401	349.412	1.477.701

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 30 de junio de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	144.489	144.351	7.827	296.667	151.494	136.768	7.241	295.503
Deuda sin garantía	232.225	19.557	79.675	331.457	213.396	18.920	85.482	317.798
Totales	376.714	163.908	87.502	628.124	364.890	155.688	92.723	613.301

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d) Provisiones

El movimiento de las provisiones, durante los períodos 2014 y 2013 se resume como sigue:

Movimiento periodo junio 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 30 de junio de 2013	200.230	100.170	43.306	264.585	608.291
Provisiones constituidas	35.610	18.609	6.671	64.604	125.494
Provisiones liberadas	(4.643)	(4.987)	(2.791)	(3.348)	(15.769)
Provisiones liberadas por castigo	(12.666)	(10.306)	(1.337)	(51.074)	(75.383)
Saldo al 30 de junio de 2014	218.531	103.486	45.849	274.767	642.633

Movimiento año 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2012	154.935	95.938	35.990	263.259	550.122
Provisiones constituidas	85.628	36.724	21.314	155.921	299.587
Provisiones liberadas	(22.014)	(11.151)	(9.216)	(35.482)	(77.863)
Provisiones liberadas por castigo	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país el cual cubre el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 30 de junio de 2014 y al 31 de diciembre de 2013 alcanza a $83 millones y $470 millones respectivamente.

ii)	De acuerdo a las normas e instrucciones vigentes de la SBIF (Compendio de Normas Contables), el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 30 de junio de 2014 y al 31 de diciembre de 2013 alcanza a $17.816 millones y $18.767 millones, respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado Consolidado de Situación Financiera”

e)	Provisiones constituidas

El siguiente cuadro muestra el saldo de provisiones constituidas a cada fecha de balance, asociado a créditos otorgados a clientes y bancos:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013

Créditos otorgados a clientes	125.494	299.587
Créditos otorgados a bancos	36	127
Totales	125.530	299.714

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

f)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada.

	Al 30 de junio de 2014
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.807.360	5.452.966	3.182.543	19.442.869	331.729	111.003	160.822	603.554	11.139.089	5.563.969	3.343.365	20.046.423
Mora 1 a 29 días	210.622	104.024	127.212	441.858	47.865	22.671	58.927	129.463	258.487	126.695	186.139	571.321
Mora 30 a 89 días	91.270	199.852	68.137	359.259	87.419	54.046	57.816	199.281	178.689	253.898	125.953	558.540
Mora 90 días o más	3.209	-	-	3.209	372.328	151.367	81.096	604.791	375.537	151.367	81.096	608.000

Total cartera antes de provisiones	11.112.461	5.756.842	3.377.892	20.247.195	839.341	339.087	358.661	1.537.089	11.951.802	6.095.929	3.736.553	21.784.284

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,72%	5,28%	5,78%	3,96%	16,12%	22,62%	32,55%	21,39%	3,66%	6,24%	8,35%	5,19%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	0,03%	-	-	0,02%	44,36%	44,64%	22,61%	39,35%	3,14%	2,48%	2,17%	2,79%

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

g)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada, continuación.

	Al 31 de diciembre de 2013
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.665.404	5.017.319	3.071.977	18.754.700	335.382	102.214	151.804	589.400	11.000.786	5.119.533	3.223.781	19.344.100
Mora 1 a 29 días	142.613	103.335	122.088	368.036	34.715	23.111	57.693	115.519	177.328	126.446	179.781	483.555
Mora 30 a 89 días	89.347	181.757	63.771	334.875	74.863	51.143	54.202	180.208	164.210	232.900	117.973	515.083
Mora 90 días o más	-	-	-	-	359.928	146.933	85.713	592.574	359.928	146.933	85.713	592.574

Total cartera antes de provisiones	10.897.364	5.302.411	3.257.836	19.457.611	804.888	323.401	349.412	1.477.701	11.702.252	5.625.812	3.607.248	20.935.312

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,13%	5,38%	5,70%	3,61%	13,61%	22,96%	32,02%	20,01%	2,92%	6,39%	8,25%	4,77%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	44,72%	45,43%	24,53%	40,10%	3,08%	2,61%	2,38%	2,83%

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°09

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES

a)	Venta de carteras

i. Durante el año 2014 y 2013 se han realizado las siguientes operaciones de venta de colocaciones:

	Al 30 de junio de 2014
	Valor libro	Valor venta	Resultado operaciones financieras	Provisiones por riesgo crédito	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas (1)	-	5.072	5.072	-	5.072
Carteras castigadas (*)	-	-	(144)	-	(144)
Totales	-	5.072	4.928	-	4.928

(*) Diferencias de precio por ventas de carteras castigadas en años anteriores $144 millones de pérdida.

	Al 30 de junio de 2013
	Valor libro	Valor venta	Resultado operaciones financieras	Fondo de reserva	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas (1)	-	70	70	-	70
Venta de colocaciones vigentes (2)	113	27	(86)	38	(48)
Carteras castigadas (*)	-	-	(53)	-	(53)
Totales	113	97	(69)	38	(31)

(*) Diferencias de precio por ventas de carteras castigadas en años anteriores $53 millones de pérdida.

(1)	Venta de colocaciones castigadas

Durante el año 2014, Banco Santander Chile firmó acuerdo de cesión de créditos castigados con La Avanzada:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$
20-05-2014 (a)	254.624	5.072

Total	254.624	5.072

El valor total de la venta de la cartera cedida es de $ 5.540 millones, sin embargo, hubo reducción de gastos asociados a la operación por $ 468 millones, quedando un monto neto de $ 5.072 millones, el cual fue registrado en ingresos por venta de cartera castigada.

Durante el año 2013, Banco Santander Chile firmó acuerdo de cesión de créditos castigados de consumo con “Matic Kart S.A.”:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$
01-03-2013 (b)	2.035	81

Total	2.035	81

El valor total de la venta de la cartera cedida es de $ 81 millones, sin embargo hubo un ajuste de precio por $ 11 millones en junio de 2013 quedando un monto neto de $ 70 millones, el cual fue registrado en ingresos por venta de cartera castigada.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°09

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES, continuación:

(2)	Venta de colocaciones vigentes

Al 30 de junio de 2014, Banco Santander Chile no ha realizado ventas de colocaciones vigentes.

Al 30 de junio de 2013, Banco Santander Chile firmó acuerdos de cesión de colocaciones castigadas con “Matic Kart S.A.”, materializando las siguientes ventas:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013	179	27

Total	179	27

b) Compra de Carteras

Banco Santander Chile el 10 de enero de 2014, realiza una compra de cartera de colocaciones a Ripley por un monto total de $22.074 millones. Esta compra se hizo a valor par, por lo que no genera efecto en resultado.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA

Al 30 de junio de 2014 y al 31 de diciembre de 2013, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	339.302	364.821
Pagarés del Banco Central de Chile	40.515	1.078
Otros instrumentos del Estado y del Banco Central de Chile	184.782	146.295
Subtotales	564.599	512.194
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	583.937	1.011.354
Letras hipotecarias de bancos del país	33.263	33.856
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	617.200	1.045.210
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	145.403	143.589
Otros instrumentos en el exterior	-	-
Subtotales	145.403	143.589

Totales	1.327.202	1.700.993

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $ 20.529 millones y $ 90.818 millones al 30 de junio de 2014 y al 31 de diciembre de 2013, respectivamente.

Dentro del rubro “Instrumentos de Otras Instituciones Nacionales” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $ 116.036 y $118.195 millones al 30 de junio de 2014 y al 31 de diciembre de 2013, respectivamente.

Al 30 de junio de 2014 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por $14.324 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por $14.302 millones atribuible a tenedores patrimoniales del Banco y una utilidad de MM$22 atribuible a interés no controlador.

Al 31 de Diciembre de 2013 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por MM$ 840 reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por MM$ 802 atribuible a tenedores patrimoniales del Banco y una utilidad de MM$ 38 atribuible a interés no controlador.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°11

INTANGIBLES

a)	La composición del rubro al 30 de junio de 2014 y al diciembre de 2013 es la siguiente:

				30 de junio de 2014
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,3	2.197	10.140	(8.130)	2.010
Desarrollo software (adquiridos)	3	1,9	64.506	249.993	(192.545)	57.4478

Totales			66.703	260.133	(200.675)	59.458

				31 de diciembre de 2013
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.621	9.955	(7.758)	2.197
Desarrollo software (adquiridos)	3	2	84.726	242.023	(177.517)	64.506

Totales			87.347	251.978	(185.275)	66.703

b)	El movimiento del rubro activos intangibles durante los ejercicios al 30 de junio de 2014 y al 31 de diciembre de 2013, es el siguiente:

b.1)	Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	9.955	242.023	251.978
Adquisiciones	185	7.970	8.155
Bajas	-	-	-
Otros	-	-	-
Saldos al 30 de junio de 2014	10.140	249.993	260.133

Saldos al 01 de enero de 2013	9.329	224.671	234.000
Adquisiciones	626	17.774	18.400
Bajas	-	-	-
Otros	-	(422)	(422)
Saldos al 31 de diciembre de 2013	9.955	242.023	251.978

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°11

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(7.758)	(177.517)	(185.275)
Amortización del año	(372)	(15.028)	(15.400)
Otros cambios en el valor libro del período	-	-	-
Saldos al 30 de junio de 2014	(8.130)	(192.545)	(200.675)

Saldos al 01 de enero de 2013	(6.708)	(139.945)	(146.653)
Amortización del año	(1.050)	(37.572)	(38.622)
Otros cambios en el valor libro del ejercicio	-	-	-
Saldos al 31 de diciembre de 2013	(7.758)	(177.517)	(185.275)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 30 de junio de 2014 y al 31 de diciembre de 2013. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO

a)	La composición de los rubros al 30 de junio de 2014 y al 31 de diciembre de 2013 es la siguiente:

		Al 30 de junio de 2014
	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	128.119	190.109	(61.542)	128.567
Equipos	38.841	90.836	(52.997)	37.839
Cedidos en arrendamiento	4.329	4.888	(599)	4.289
Otros	8.926	34.400	(25.479)	8.921
Totales	180.215	320.233	(140.617)	179.616

		Al 31 de diciembre de 2013
	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	119.853	184.711	(56.592)	128.119
Equipos	28.625	85.857	(47.016)	38.841
Cedidos en arrendamiento	4.507	4.888	(559)	4.329
Otros	9.229	32.207	(23.281)	8.926
Totales	162.214	307.663	(127.448)	180.215

b) El movimiento del rubro activos fijos durante los períodos 2014 y 2013, es el siguiente:

b.1) Saldo bruto

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	184.711	85.857	4.888	32.207	307.663
Adiciones	5.398	5.047	-	2.244	12.689
Retiros / bajas	-	(39)	-	(51)	(90)
Deterioro por siniestros (i)	-	(29)	-	-	(29)
Otros	-	-	-	-	-
Saldos al 30 de junio de 2014	190.109	90.836	4.888	34.400	320.233

i)	Banco Santander Chile ha debido reconocer en sus estados financieros al 30 de junio de 2014 deterioro por $29 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $421 millones, las cuales se presentan dentro del rubro “Otros ingresos y gastos operacionales” (Nota 31).

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO, continuación

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	167.241	66.170	4.996	28.957	267.364
Adiciones	17.470	20.171	-	3.148	40.789
Retiros / bajas	-	(240)	(108)	-	(348)
Deterioro por siniestros (i)	-	(244)	-	-	(244)
Traspasos	-	-	-	-	-
Otros	-	-	-	102	102
Saldos al 31 de diciembre de 2013	184.711	85.857	4.888	32.207	307.663

i)    Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de diciembre de 2013 deterioro por $244 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $725 millones.

b.2) Depreciación acumulada

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(56.592)	(47.016)	(559)	(23.281)	(127.448)
Cargos por depreciación del ejercicio	(4.950)	(5.985)	(40)	(2.210)	(13.185)
Bajas y ventas del ejercicio	-	4	-	12	16
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 30 de junio de 2014	(61.542)	(52.997)	(599)	(25.479)	(140.617)

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(47.388)	(37.545)	(489)	(19.728)	(105.150)
Cargos por depreciación del ejercicio	(9.207)	(9.554)	(89)	(3.602)	(22.452)
Bajas y ventas del ejercicio	3	83	19	49	154
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2013	(56.592)	(47.016)	(559)	(23.281)	(127.448)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO, continuación

c)	Arrendamiento Operativo – Arrendador

Al 30 de junio de 2014 y al 31 de diciembre de 2013, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	634	637
Vence entre 1 y 2 años	769	508
Vence entre 2 y 3 años	289	300
Vence entre 3 y 4 años	271	263
Vence entre 4 y 5 años	271	263
Vence posterior a 5 años	1.848	2.148

Totales	4.082	4.119

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	19.685	18.941
Vence entre 1 y 2 años	17.236	16.948
Vence entre 2 y 3 años	16.086	15.161
Vence entre 3 y 4 años	14.950	14.083
Vence entre 4 y 5 años	13.386	12.902
Vence posterior a 5 años	59.860	61.730

Totales	141.203	139.765

e)	Al 30 de junio de 2014 y al 31 de diciembre de 2013 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 30 de junio de 2014 y al 31 de diciembre de 2013. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 30 de junio de 2014 y al 31 de diciembre de 2013, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(22.943)	(1.643)
Pasivos por impuestos corrientes	-	50.242

Totales impuestos por pagar (recuperar)	(22.943)	48.599

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	24.682	117.095
Menos:
Pagos provisionales mensuales	(44.005)	(61.730)
Crédito por gastos por capacitación	(631)	(1.656)
Impuestos territoriales leasing	(1.383)	(2.987)
Créditos por donaciones	(694)	(1.892)
Otros	(911)	(231)

Totales impuestos por pagar (recuperar)	(22.943)	48.599

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de enero y el 30 de junio de 2014 y 2013, se compone de los siguientes conceptos:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014 MM$	2013 MM$	2014 MM$	2013 MM$

Gastos por impuesto a la renta
Impuesto año corriente	1.437	27.827	24.682	40.622

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	23.411	(7.652)	26.241	(5.887)
Subtotales	24.848	20.175	50.923	34.735
Impuesto por gastos rechazados artículo N°21	341	98	418	(176)
Otros	(110)	20	(110)	(29)
Cargos netos a resultados por impuesto a la renta	25.079	20.293	51.231	34.530

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 30 de junio de 2014 y 2013.

	Al 30 de junio de
	2014		2013
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Impuesto calculado sobre la utilidad antes de impuesto	20,00	70.545	20,00	40.422
Diferencias permanentes	(5,47)	(19.289)	(1,71)	(3.456)
Impuesto único (gastos rechazados)	0,12	412	0,09	176
Efecto cambio tasa (*)	-	-	-	-
Contribuciones de bienes raíces	(0,39)	(1.383)	(2,72)	(5.500)
Otros	0,26	946	1,42	2.888
Tasa efectiva y gasto por impuesto a la renta	14,52	51.231	17,08	34.530

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos terminados al 30 de junio de 2014 y al 31 de diciembre de 2013:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	48	31
Cobertura de flujo de efectivo	1.164	1.651
Totales activos por impuestos diferidos con efecto en otros resultados integrales	1.212	1.682

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(2.913)	(199)
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(2.913)	(199)

Saldos netos impuestos diferidos en patrimonio	(1.701)	1.483

Impuestos diferidos en patrimonio de cargo de tenedores	(1.696)	1.491
Impuestos diferidos en patrimonio de cargo de interés no controlador	(5)	(8)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

Durante los años 2014 y 2013, el Banco ha registrado en sus estados financieros los efectos de los impuestos diferidos.

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	8.118	7.203
Castigo extraordinario	6.855	9.787
Bienes recibidos en pago	782	1.149
Ajustes tipo de cambio	272	-
Valoración activo fijo	4.299	3.579
Provisión colocaciones	95.259	92.088
Provisión por gastos	16.339	19.130
Derivados	31	19
Bienes en leasing	55.136	52.447
Pérdida tributaria de afiliadas	6.651	5.716
Otros	792	37.415
Totales activos por impuestos diferidos	194.534	228.533

Pasivos por impuestos diferidos
Valoración inversiones	(16.695)	(11.593)
Depreciaciones	(185)	(315)
Gastos anticipados	(25)	-
Otros	(226)	(12.981)
Totales pasivos por impuestos diferidos	(17.131)	(24.889)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	1.212	1.682
Con efecto en resultados	194.534	228.533
Totales activos por impuestos diferidos	195.746	230.215

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(2.913)	(199)
Con efecto en resultados	(17.131)	(24.889)
Totales pasivos por impuestos diferidos	(20.044)	(25.088)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°14

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos para leasing (*)	51.444	41.402

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	11.251	14.448
Bienes adjudicados en remate judicial	7.850	6.530
Provisiones por bienes recibidos en pago o adjudicados	(2.669)	(2.914)
Subtotales	16.432	18.064

Otros activos
Depósitos de dinero en garantía	3.417	68.330
Inversiones en oro	426	373
IVA crédito fiscal	12.293	8.705
Impuesto a la renta por recuperar	38.824	42.354
Gastos pagados por anticipado	23.100	34.970
Bienes recuperados de leasing para la venta	6.590	5.747
Activos por planes de pensiones	1.901	1.822
Cuentas y documentos por cobrar	43.326	60.256
Documentos por cobrar por intermediación corredora y operaciones simultáneas	71.002	75.145
Otros derechos a cobrar	9.362	9.746
Otros activos	35.340	33.111
Subtotales	245.581	340.559

Totales	313.457	400.025

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,36% (0,48% al 31 de diciembre de 2013) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°15

DEPÓSITOS Y OTRAS CAPTACIONES A PLAZO

Al 30 de junio de 2014 y al 31 de diciembre de 2013, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	4.563.301	4.403.526
Otros depósitos y cuentas a la vista	459.837	569.395
Otras obligaciones a la vista	641.422	647.842

Totales	5.664.560	5.620.763

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.201.165	9.567.855
Cuentas de ahorro a plazo	106.287	104.143
Otros saldos acreedores a plazo	3.209	3.274

Totales	9.310.661	9.675.272

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 30 de junio de 2014 y al 31 de diciembre de 2013, la composición del rubro es la siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014 MM$	2013 MM$

Otras obligaciones financieras
Obligaciones con el sector público	67.055	68.075
Otras obligaciones en el país	120.801	118.683
Obligaciones con el exterior	2.076	3.023
Subtotales	189.932	189.781
Instrumentos de deuda emitidos
Letras de crédito	91.670	101.667
Bonos corrientes	4.471.933	4.190.918
Bonos hipotecarios	70.604	70.339
Bonos subordinados	856.891	835.734
Subtotales	5.491.098	5.198.658

Totales	5.681.030	5.338.439

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 30 de junio de 2014
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	8.489	83.181	91.670
Bonos corrientes	1.753.610	2.718.323	4.471.933
Bonos hipotecarios	-	70.604	70.604
Bonos subordinados	149.654	707.237	856.891
Instrumentos de deuda emitidos	1.911.753	3.579.345	5.491.098

Otras obligaciones financieras	104.298	85.634	189.932

Totales	2.016.051	3.664.979	5.681.030

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2013
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.493	95.174	101.667
Bonos corrientes	1.603.929	2.586.989	4.190.918
Bonos hipotecarios	-	70.339	70.339
Bonos subordinados	138.466	697.268	835.734
Instrumentos de deuda emitidos	1.748.888	3.449.770	5.198.658

Otras obligaciones financieras	101.698	88.083	189.781

Totales	1.850.586	3.537.853	5.388.439

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexadas a la UF y devengan una tasa de interés anual de 5,94% a junio de 2014 (5,21% a diciembre 2013).

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	8.489	6.493
Vence entre 1 y 2 años	9.547	9.760
Vence entre 2 y 3 años	9.045	8.768
Vence entre 3 y 4 años	10.728	9.921
Vence entre 4 y 5 años	6.837	12.511
Vence posterior a 5 años	47.024	54.214
Totales letras hipotecarias	91.670	101.667

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bonos Santander en UF	1.635.133	1.964.905
Bonos Santander en US $	1.939.247	1.658.789
Bonos Santander en CHF $	451.887	246.284
Bonos Santander en $	184.412	277.530
Bono Santander en CNY $	45.188	43.410
Bonos Corrientes AUD	66.200	-
Bonos Santander en JPY	149.866	-
Totales bonos corrientes	4.471.933	4.190.918

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2014, el Banco ha colocado bonos por UF 2.000.000, CLP 25.000.000.000, CHF 300.000.000 , USD 750.000.000, AUD 125.000.000 y JPY 27.300.000.000, la siguiente tabla muestra, en las fechas indicadas el detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
Serie EB	UF	2.000.000	4 años	3,0% anual simple	22-02-2014	UF	2.000.000	01-10-2018
Total UF	UF	2.000.000
Serie EA	CLP	25.000.000.000	4 años	5,76% anual simple	22-02-2014	CLP	25.000.000.000	01-10-2018
Total CLP	CLP	25.000.000.000
Bono fijo CHF	CHF	300.000.000	3 años	1,0% anual simple	31-01-2014	CHF	300.000.000	31-07-2017
Total CHF	CHF	300.000.000
Bono corriente DN	USD	250.000.000	5 años	Libor (3 meses) + 100 pb	19-02-2014	USD	250.000.000	19-02-2019
Bono flotante	USD	500.000.000	3 años	Libor (3 meses) + 90 pb	15-04-2014	USD	500.000.000	11-04-2017
Total USD	USD	750.000.000
Bono corriente AUD	AUD	125.000.000	3 años	Libor (3 meses) + 140 pb	13-03-2014	AUD	125.000.000	13-03-2017
Total AUD	AUD	125.000.000
Bono Flotante JPY	JPY	6.600.000.000	3 años	Libor (3 meses) + 65 pb	24-04-2014	JPY	6.600.000.000	24-04-2017
Bono Corriente JPY	JPY	2.000.000.000	3 años	Fija trimestral – 0,72%	24-04-2014	JPY	2.000.000.000	24-04-2017
Bono Corriente JPY	JPY	18.700.000.000	5 años	Fija trimestral – 0,97%	24-04-2014	JPY	18.700.000	24-04-2019
Total JPY	JPY	27.300.000.000

Durante el año 2014, se realizaron recompras de bonos por CLP 118.409.000.000 y UF 6.000.000.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

Durante el año 2013, el Banco ha colocado bonos por UF 16.768.000, CLP 32.500.000.000, USD 250.000.000 y CHF 300.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
E1	UF	2.742.000	5 años	3,00% anual simple	01-02-2011	UF	4.000.000	01-02-2016
E2	UF	952.000	7 años	3,00% anual simple	01-01-2012	UF	4.000.000	01-07-2018
E3	UF	2.244.000	8,5 años	3,50% anual simple	01-01-2011	UF	4.000.000	01-07-2019
E6	UF	3.720.000	10 años	3,50% anual simple	01-04-2013	UF	4.000.000	01-04-2022
BH	UF	3.000.000	15 años	3,20% anual simple	31-07.2013	UF	3.000.000	31-07-2028
E9	UF	2.000.000	10 años	3,60% anual simple	01-01-2013	UF	2.000.000	25-12-2018
FD	UF	110.000	5 años	3,00% anual simple	01-08-2010	UF	110.000	25-12-2018
EC	UF	2.000.000	10 años	3,50% anual simple	28-11-2013	UF	2.000.000	01-09-2023
Total UF	UF	16.768.000
E4	CLP	7.500.000.000	5 años	6,75% anual simple	01-06-2012	CLP	7.500.000.000	01-06-2016
E8	CLP	25.000.000.000	10 años	6,60% anual simple	01-11-2012	CLP	10.000.000.000	01-11-2022
Total CLP	CLP	32.500.000.000
Bono flotante CHF	CHF	150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	CHF	150.000.000	28-03-2017
Bono flotante CHF	CHF	150.000.000	6 años	1,75% anual simple	26-09-2013	CHF	150.000.000	26-09-2019
Total CHF	CHF	300.000.000
Bono corriente DN	USD	250.000.000	5 años	Libor (3 meses) + 100 pb	07-06-2013	USD	250.000.000	07-06-2018
Total USD	USD	250.000.000

Durante el año 2013, se realizaron recompras parciales de bonos por CLP49.245.000.000.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

ii.	Bonos con nominales pendientes de colocación:

El vencimiento de los bonos corrientes es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	1.753.610	1.603.929
Vence entre 1 y 2 años	709.828	674.784
Vence entre 2 y 3 años	183.904	338.853
Vence entre 3 y 4 años	560.638	321.589
Vence entre 4 y 5 años	283.735	154.368
Vence posterior a 5 años	980.218	1.097.395
Totales bonos corrientes	4.471.933	4.190.918

c)	Bonos hipotecarios

El detalle de los bonos hipotecarios por moneda es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bonos hipotecarios en UF	70.604	70.339
Totales bonos hipotecarios	70.604	70.339

i.	Colocaciones de bonos hipotecarios

Durante el año 2014, el Banco no ha colocado bonos hipotecarios

Durante el año 2013, el Banco ha colocado bonos por UF 3.000.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
BH	UF	3.000.000	15 años	3,2% anual simple	31-07-2014	UF	3.000.000	31-07-2028
Total UF	UF	3.000.000

El vencimiento de los bonos hipotecarios es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	-	-
Vence entre 1 y 2 años	-	-
Vence entre 2 y 3 años	-	-
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	70.604	70.339
Totales bonos corrientes	70.604	70.339

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

d)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

US$	144.260	139.802
UF	712.631	695.932
Totales bonos subordinados	856.891	835.734

i. Colocaciones de bonos subordinados

Durante el año 2014, el Banco no ha colocado bonos subordinados.

Durante el año 2013, el Banco colocó bonos subordinados por UF 5.900.000. La siguiente tabla muestra en las fechas indicadas el detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
G5	UF 1.900.000	20 años	3,9% anual simple	05-04-2011	UF 4.000.000	01-04-2031
H1	UF 4.000.000	30 años	3,9% anual simple	04-11-2011	UF 4.000.000	01-04-2041
Total	UF 5.900.000

Durante el primer semestre del año 2013, se realizó recompra parcial de bono por USD 47.786.000

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	149.654	138.466
Vence entre 1 y 2 años	13.301	14.039
Vence entre 2 y 3 años	2.517	4.140
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	691.419	679.089
Totales bonos subordinados	856.891	835.734

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

c)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.337	3.389
Vence entre 2 y 3 años	3.210	2.389
Vence entre 3 y 4 años	2.259	3.045
Vence entre 4 y 5 años	31.699	20.862
Vence posterior a 5 años	45.129	58.398
Subtotales obligaciones financieras a largo plazo	85.634	88.083

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	98.488	97.027
Aprobación de cartas de crédito	206	741
Otras obligaciones financieras a largo plazo, porción corto plazo	5.604	3.930
Subtotales obligaciones financieras a corto plazo	104.298	101.698

Totales otras obligaciones financieras	189.932	189.781

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°17

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 30 de junio de 2014 y al 31 de diciembre de 2013, el desglose por vencimientos de los activos y pasivos, es el siguiente:

	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
Al 30 de junio de 2014	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.074.727	-	-	-	1.074.727	-	-	-	1.074.727
Operaciones con liquidación en curso	674.079	-	-	-	674.079	-	-	-	674.079
Instrumentos para negociación	-	4.147	-	244.958	249.105	142.700	250.280	392.980	642.085
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	76.987	87.950	265.316	430.253	772.061	693.240.	1.465.301	1.895.554
Adeudado por bancos (*)	4.127	-	93.673	-	97.800	-	-	-	97.800
Créditos y cuentas por cobrar a clientes (**)	669.174	2.293.319	2.090.916	3.529.336	8.582.745	6.497.674	6.703.865	13.201.539	21.784.284
Instrumentos de inversión disponibles para la venta	-	96.587	101.815	539.089	737.491	189.759	399.952	589.711	1.327.202
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.422.107	2.471.040	2.374.354	4.578.699	11.846.200	7.602.194	8.047.337	15.649.531	21.495.731

Pasivos
Depósitos y otras obligaciones a la vista	5.664.560	-	-	-	5.664.560	-	-	-	5.664.560
Operaciones con liquidación en curso	409.175	-	-	-	409.175	-	-	-	409.175
Contratos de retrocompra y préstamos de valores	-	124.452	11.384	721	136.557	-	-	-	136.557
Depósitos y otras obligaciones a plazo	111.201	4.800.525	2.260.420	1.978.947	9.151.093	74.244	85.324	159.568	9.310.661
Contratos de derivados financieros	-	72.685	68.256	316.975	457.916	736.395	572.838	1.309.233	1.767.149
Obligaciones con bancos	13.968	161.199	291.163	811.548	1.277.878	447.340	-	447.340	1.725.218
Instrumentos de deuda emitidos	1.152	881.122	600.264	429.216	1.911.754	1.790.079	1.789.265	3.579.344	5.491.098
Otras obligaciones financieras	100.297	311	791	2.899	104.298	40.506	45.128	85.634	189.932

Totales pasivos	6.300.354	6.040.294	3.232.278	3.540.306	19.113.232	3.088.564	2.492.555	5.581.119	24.694.351

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a $ 36 millones.

(**) Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $ 322.017 millones, Vivienda $45.849 millones y Consumo $274.767 millones.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°17

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
Al 31 de diciembre de 2013	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.571.810	-	-	-	1.571.810	-	-	-	1.571.810
Operaciones con liquidación en curso	604.077	-	-	-	604.077	-	-	-	604.077
Instrumentos para negociación	-	10.018	17	-	10.035	203.608	73.924	277.532	287.567
Contratos de retrocompra y préstamos de valores	-	-	17.469	-	17.469	-	-	-	17.469
Contratos de derivados financieros	-	168.785	99.471	225.617	493.873	565.329	434.816	1.000.145	1.494.018
Adeudado por bancos (*)	1.224	66.264	56.901	1.060	125.449	-	-	-	125.449
Créditos y cuentas por cobrar a clientes (**)	773.387	2.173.231	1.776.530	3.533.313	8.256.461	6.367.870	6.310.981	12.678.851	20.935.312
Instrumentos de inversión disponibles para la venta	-	228.997	240.018	627.052	1.096.067	275.281	329.645	604.926	1.700.993
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.950.498	2.647.295	2.190.406	4.387.042	12.175.241	7.412.088	7.149.366	14.561.454	26.736.695

Pasivos
Depósitos y otras obligaciones a la vista	5.620.763	-	-	-	5.620.763	-	-	-	5.620.763
Operaciones con liquidación en curso	276.379	-	-	-	276.379	-	-	-	276.379
Contratos de retrocompra y préstamos de valores	-	185.140	18.466	5.366	208.972	-	-	-	208.972
Depósitos y otras obligaciones a plazo	104.233	5.351.489	2.333.001	1.743.525	9.532.248	87.380	55.644	143.024	9.675.272
Contratos de derivados financieros	-	126.257	89.128	223.414	438.799	510.661	350.649	861.310	1.300.109
Obligaciones con bancos	8.199	104.490	216.472	1.201.070	1.530.231	152.146	-	152.146	1.682.377
Instrumentos de deuda emitidos	-	470.600	688.261	590.027	1.748.888	1.548.733	1.901.037	3.449.770	5.198.658
Otras obligaciones financieras	97.027	568	1.111	2.992	101.698	29.685	58.398	88.083	189.781

Totales pasivos	6.106.601	6.238.544	3.346.439	3.766.394	19.457.978	2.328.605	2.365.728	4.694.333	24.152.311

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a $54 millones.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $300.400 millones, Vivienda $43.306 millones y Consumo $264.585 millones.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°18

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cuentas y documentos por pagar	82.585	84.729
Ingresos percibidos por adelantado	406	384
Garantías por operaciones threshold	95.601	2.631
Documentos por cobrar por intermediación Corredora y operaciones simultáneas	44.431	-
Otras obligaciones por pagar	53.104	95.266
Otros pasivos	10.174	15.767

Totales	286.301	198.777

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°19

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 30 de junio de 2014, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a $1.976 millones ($1.224 millones al 31 de diciembre de 2013), las cuales se encuentran en el Estado Intermedio de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”. Adicionalmente, existen otros juicios por una cuantía de UF 4.911,83 principalmente asociados al litigio de la sociedad Santander Corredores de Seguros Limitada por bienes entregados en leasing.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cartas de crédito documentarias emitidas	191.185	218.032
Cartas de crédito del exterior confirmadas	82.828	127.600
Boletas de garantía	1.344.319	1.212.799
Avales y fianzas	166.111	181.416
Subtotales	1.784.443	1.739.847
Líneas de crédito con disponibilidad inmediata	5.368.458	5.141.831
Otros compromisos de créditos irrevocables	40.492	47.376
Totales	7.193.393	6.929.054

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	225.174	217.948
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	1.128.033	1.015.817
Subtotales	1.353.207	1.233.765
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	428.618	304.535
Valores custodiados depositados en otra entidad	546.164	532.072
Títulos emitidos por el propio Banco	16.239.232	15.351.545
Subtotales	17.214.014	16.188.152
Totales	18.567.221	17.421.917

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria N° 2823611 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000 la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de julio de 2013 hasta el 30 de junio de 2014.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°19

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado Intermedio de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°213117286, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2014.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por $ 26.191 millones.

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a $ 3.000 millones y una garantía adicional enterada en la Bolsa de Comercio Electrónica por $ 1.054 millones al 30 de junio de 2014.

iii)	Al 30 de junio de 2014 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula “Nahum con Santander Investment S.A. Corredores de Bolsa” antecesora de Santander S.A. Corredores de Bolsa, Rol N°16.703-2010, por una cuantía de MM$ 200. En cuanto a su actual estado de tramitación, se concedió el recurso de apelación, y actualmente se encuentra pendiente la vista de la causa en la Corte de Apelaciones de Santiago. No se han contabilizado provisiones, por no estimarse necesarias, ya que la causa se encuentra en primera instancia.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido en el Primer Juzgado Civil de Santiago, Rol 32.543-2011, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a MM$ 107 aproximadamente. Actualmente se encuentra en espera de que se cite a conciliación.

-	Juicio de "Bilbao con Santander Investment S.A. Corredores de Bolsa", antecesora de Santander S.A. Corredores de Bolsa, seguido en el 20° Juzgado Civil de Santiago, Rol 15549-2012. En cuanto a su actual estado de tramitación, el término probatorio se encuentra vencido y las diligencias probatorias se encuentran pendientes.

Santander Corredora de Seguros Limitada

i) De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10025805, la cual cubre UF500, y la póliza de responsabilidad profesional para corredores de seguros N°10025806 por un monto equivalente a UF60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2014 al 14 de abril de 2015.

ii)	Existen juicios por cuantía de UF 4.911,83.- correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por MM$ 106,3 monto que se encuentra registrado en el rubro provisiones.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO

a)	Capital social y acciones preferentes

Al 30 de junio de 2014 y al 31 de diciembre de 2013, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2014 y 2013, es el siguiente:

	ACCIONES
	Al 30 de junio de 2014	Al 31 de diciembre de 2013

Emitidas al 01 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 30 de junio de 2014 y al 31 de diciembre de 2013, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 30 de junio de 2014 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	31.745.522.471	31.745.522.471	16,85
Bancos y corredoras de bolsa por cuenta de terceros	-	11.568.095.274	11.568.095.274	6,14
AFP por cuentas de terceros	-	10.283.158.721	10.283.158.721	5,46
Otros accionistas minoritarios	3.588.724.053	4.667.625.007	8.256.349.060	4,38
Totales	130.181.725.321	58.264.401.473	188.446.126.794	100,00
(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO, continuación

Al 31 de diciembre de 2013 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	30.087.328.471	30.087.328.471	15,97
Bancos y corredoras de bolsa por cuenta de terceros		11.590.917.506	11.590.917.506	6,15
AFP por cuentas de terceros		10.533.224.876	10.533.224.876	5,59
Otros accionistas minoritarios	3.660.897.625	5.980.757.048	9.641.654.673	5,12
Totales	130.253.898.893	58.192.227.901	188.446.126.794	100,00
(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

b)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Intermedio de Cambios en el Patrimonio Consolidado.

c)	Al 30 de junio de 2014 y 2013 la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 30 de junio de
	2014	2013
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	301.459	166.771
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	1,600	0,885

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	301.459	166.771
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	1,600	0,885

Al 30 de junio de 2014 y 2013 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO, continuación

d) Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 30 de junio de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de enero de	840	(10.017)
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	12.183	2.629
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad neta realizada	1.301	8.228
Subtotales	13.484	10.857
Totales	14.324	840

Cobertura de flujo de efectivo
Saldos al 01 de enero de	(8.257)	5.315
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	3.263	(15.089)
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	(827)	1.517
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	2.436	(13.572)
Totales	(5.821)	(8.257)

Otros resultados integrales antes de impuesto	8.503	(7.417)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(2.865)	(168)
Impuesto renta relativo a coberturas de flujo de efectivo	1.164	1.651
Totales	(1.701)	1.483

Otros resultados integrales netos de impuesto	6.802	(5.934)

Atribuible a:
Tenedores patrimoniales del Banco	6.785	(5.964)
Interés no controlador	17	30

El Banco espera que todos los resultados incluidos en Otros resultados integrales sean reclasificados a resultado del período cuando se cumplan las condiciones específicas para ello.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°21

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°21

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada ejercicio son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de	Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.074.727	1.571.810	-	-
Operaciones con liquidación en curso	674.079	604.077	132.374	66.672
Instrumento para negociación	642.085	287.567	84.805	40.924
Contratos de retrocompra y préstamos de valores	-	17.469	-	3.494
Contratos de derivados financieros (*)	1.001.833	1.008.026	859.440	862.810
Adeudado por bancos	97.764	125.395	19.553	25.079
Créditos y cuentas por cobrar a clientes	21.141.651	20.327.021	18.723.199	18.071.792
Instrumentos de inversión disponible para la venta	1.327.202	1.700.993	157.358	238.835
Inversiones en sociedades	16.631	9.681	16.631	9.681
Intangibles	59.458	66.703	59.458	66.703
Activo fijo	179.616	180.215	179.616	180.215
Impuestos corrientes	22.943	1.643	2.294	164
Impuestos diferidos	195.746	230.215	19.575	23.022
Otros activos	313.457	400.025	313.459	346.533
Activos fuera de balance
Colocaciones contingentes	3.575.614	3.436.773	2.066.471	2.013.057
Totales	30.322.804	29.967.613	22.634.232	21.948.981

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 30 de junio de	Al 31 de diciembre de	Al 30 de junio de	Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	%	%

Capital básico	2.416.870	2.325.678	7,97	7,76
Patrimonio efectivo neto	3.143.327	3.033.741	13,89	13,82

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR

a)	Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Por el período de 06 meses al 30 de junio de 2014	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	516	45	(1)	-	(1)	44
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (*)	49,00	20.237	545	(15)	3	(12)	533
Santander Corredora de Seguros Limitada	0,25	151	(2)	-	-	-	(2)
Subtotales		20.906	588	(16)	3	(13)	575

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100	3.218	(217)	-	-	-	(217)
Santander Gestión de Recaudación y Cobranzas Limitada	100	(779)	(1.054)	-	-	-	(1.054)
Multinegocios S.A	100	596	119	-	-	-	119
Servicios Administrativos y Financieros Limitada	100	1.834	148	-	-	-	148
Servicios de Cobranzas Fiscalex Limitada	100	907	275	-	-	-	275
Multiservicios de Negocios Limitada	100	1.854	175	-	-	-	175
Subtotales		7.630	(554)	-	-	-	(554)

Totales		28.536	34	(16)	3	(13)	21

(*) Santander Assets Management S.A. Administradora General de Fondos fue vendida en noviembre del año 2013.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

				Otros resultados integrales
Por el período de 06 meses al 30 de junio de 2013	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	701	46	2	-	2	48
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	19.113	1.063	5	(1)	4	1.067
Santander Asset Management S.A. Administradora General de Fondos	0,02	4	2	-	-	-	2
Santander Corredora de Seguros Limitada	0,25	147	2	-	-	-	2
Subtotales		19.968	1.113	7	(1)	6	1.119

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100	2.503	375	-	-	-	375
Santander Gestión de Recaudación y Cobranzas Limitada	100	1.275	(1.230)	-	-	-	(1.230)
Multinegocios S.A	100	362	119	-	-	-	119
Servicios Administrativos y Financieros Limitada	100	1.541	130	-	-	-	130
Servicios de Cobranzas Fiscalex Limitada	100	341	125	-	-	-	125
Multiservicios de Negocios Limitada	100	1.479	179	-	-	-	179
Subtotales		7.501	(302)	-	-	-	(302)

Totales		27.469	811	7	(1)	6	817

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

			Otros resultados integrales
Por el trimestre terminado al 30 de junio de 2014	Participación de terceros	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	22	(1)	-	(1)	21
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	261	1	-	1	262
Santander Corredora de Seguros Limitada	0,25	(1)	-	-	-	(1)
Subtotales		282	-	-	-	282

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100	(66)	-	-	-	(66)
Santander Gestión de Recaudación y Cobranzas Limitada	100	(901)	-	-	-	(901)
Multinegocios S.A	100	66	-	-	-	66
Servicios Administrativos y Financieros Limitada	100	75	-	-	-	75
Servicios de Cobranzas Fiscalex Limitada	100	156	-	-	-	156
Multiservicios de Negocios Limitada	100	78	-	-	-	78
Subtotales		(592)	-	-	-	(592)

Totales		(310)	-	-	-	(310)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

			Otros resultados integrales
Por el trimestre terminado al 30 de junio de 2013	Participación de terceros	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	25	2	-	2	27
Santander S.A. Sociedad Securitizadora	0,36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	565	(8)	2	(6)	559
Santander Asset Management S.A. Administradora General de Fondos	0,02	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,24	1	-	-	-	1
Subtotales		592	(6)	2	(4)	588

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100	53	-	-	-	53
Santander Gestión de Recaudación y Cobranzas Limitada	100	(723)	-	-	-	(723)
Multinegocios S.A	100	64	-	-	-	64
Servicios Administrativos y Financieros Limitada	100	68	-	-	-	68
Servicios de Cobranzas Fiscalex Limitada	100	101	-	-	-	101
Multiservicios de Negocios Limitada	100	90	-	-	-	90
Subtotales		(347)	-	-	-	(347)

Totales		245	(6)	2	(4)	241

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

b)	El resumen de la información financiera de las sociedades incluidas en la consolidación que poseen intereses no controladores es el siguiente, el cual no incluye los ajustes de consolidación ni homologación:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Activos	Pasivos	Capital	Ingresos netos	Activos	Pasivos	Capital	Ingresos netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredora de Seguros Limitada	68.024	7.617	61.315	(908)	67.956	8.484	59.012	460
Santander S.A. Corredores de Bolsa	90.774	49.565	40.119	1.090	110.917	70.799	36.735	3.383
Santander Agente de Valores Limitada	172.721	119.521	48.558	4.642	194.812	146.255	39.581	8.976
Santander S.A. Sociedad Securitizadora	674	67	651	(44)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda.	3.332	4.111	275	(1.054)	4.978	4.703	2.505	(2.230)
Multinegocios S.A.	1.546	950	477	119	1.441	963	244	234
Servicios Administrativos y Financieros Ltda.	2.523	689	1.686	148	2.412	725	1.411	276
Servicio de Cobranza Fixcalex Ltda.	2.563	1.656	632	275	4.008	3.376	216	416
Multiservicios de Negocios Ltda.	3.149	1.296	1.679	174	3.049	1.371	1.299	379
Bansa Santander S.A.	28.531	25.314	3.435	(218)	28.490	25.055	2.128	1.307
Totales	373.837	210.786	158.827	4.224	418.788	261.805	143.895	13.088

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°23

INTERESES Y REAJUSTES

Comprende los intereses devengados en el ejercicio por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 30 de junio de 2014 y 2013, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Por el trimestre terminado al 30 de junio de
	2014				2013
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	335	-	-	335	440	-	-	440
Créditos otorgados a bancos	76	-	-	76	142	-	-	142
Colocaciones comerciales	176.757	64.616	2.729	244.102	181.762	(2.080)	1.297	180.979
Colocaciones para vivienda	61.360	101.776	4.370	167.506	57.785	(3.249)	3.107	57.643
Colocaciones para consumo	151.562	1.607	785	153.954	153.688	50	802	154.540
Instrumentos de inversión	13.360	8.403	-	21.763	18.623	(422)	-	18.201
Otros ingresos por intereses y reajustes	2.995	1.043	-	4.038	925	(320)	-	605

Totales ingresos por intereses y reajustes	406.445	177.445	7.884	591.774	413.365	(6.021)	5.206	412.550

	Por el período de 06 meses al 30 de junio de
	2014				2013
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	682	-	-	682	817	-	-	817
Créditos otorgados a bancos	83	-	-	83	153	-	-	153
Colocaciones comerciales	357.275	110.955	4.128	472.358	359.980	2.633	2.466	365.079
Colocaciones para vivienda	120.824	172.568	8.524	301.916	114.564	3.514	5.982	124.060
Colocaciones para consumo	301.089	2.799	1.445	305.333	304.405	255	1.448	306.108
Instrumentos de inversión	30.998	15.194	-	46.192	41.440	(354)	-	41.086
Otros ingresos por intereses y reajustes	5.273	1.160	-	6.433	1.937	(1.277)	-	660

Totales ingresos por intereses y reajustes	816.224	302.676	14.097	1.132.997	823.296	4.771	9.896	837.963

b)	Tal como se señala en la letra i) de la Nota 1, los intereses y reajustes suspendidos corresponden principalmente a operaciones con morosidades iguales o superiores a 90 días, los cuales son registrados en cuentas de orden (fuera del Estado de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 30 de junio de 2014, el stock de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 30 de junio de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	17.204	7.089	24.293	17.415	2.788	20.203
Colocaciones de vivienda	3.971	7.256	11.227	4.120	3.194	7.314
Colocaciones de consumo	5.271	851	6.121	5.846	703	6.549

Totales	26.446	15.195	41.641	27.381	6.685	34.066

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°23

INTERESES Y REAJUSTES, continuación

c)	Al 30 de junio de 2014 y 2013 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Por el trimestre terminado al 30 de junio de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(1.342)	(611)	(1.953)	(925)	22	(903)
Contratos de retrocompra	(1.614)	-	(1.614)	(2.615)	-	(2.615)
Depósitos y captaciones a plazo	(78.466)	(23.320)	(101.786)	(107.593)	148	(107.445)
Obligaciones con bancos	(5.214)	(3)	(5.217)	(5.300)	-	(5.300)
Instrumentos de deuda emitidos	(43.364)	(43.088)	(86.452)	(42.580)	1.905	(40.675)
Otras obligaciones financieras	(781)	(555)	(1.336)	(1.185)	24	(1.161)
Otros gastos por intereses y reajustes	(631)	(4.742)	(5.373)	(590)	(109)	(699)
Totales gastos por intereses y reajustes	(131.412)	(72.319)	(203.731)	(160.788)	1.990	(158.798)

	Por el período de 06 meses al 30 de junio de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(2.966)	(1.052)	(4.018)	(2.436)	(11)	(2.447)
Contratos de retrocompra	(3.512)	-	(3.512)	(4.991)	-	(4.991)
Depósitos y captaciones a plazo	(172.348)	(37.694)	(210.042)	(217.944)	(1.011)	(218.955)
Obligaciones con bancos	(9.884)	(5)	(9.889)	(11.184)	-	(11.184)
Instrumentos de deuda emitidos	(87.603)	(77.147)	(164.750)	(83.938)	(1.236)	(85.174)
Otras obligaciones financieras	(1.555)	(959)	(2.514)	(2.368)	(18)	(2.386)
Otros gastos por intereses y reajustes	(1.259)	(8.073)	(9.332)	(1.165)	(125)	(1.290)
Totales gastos por intereses y reajustes	(279.127)	(124.930)	(404.057)	(324.026)	(2.401)	(326.427)

d) Al 30 de junio de 2014 y 2013, el resumen de intereses y reajustes, es el siguiente:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	591.774	412.550	1.132.997	837.963
Gastos por intereses y reajustes	(203.731)	(158.798)	(404.057)	(326.427)

Subtotales ingresos por intereses y reajustes	388.043	253.752	728.940	511.536

Resultado de coberturas contables (neto)	(40.004)	(5.085)	(67.408)	(16.388)

Totales intereses y reajustes netos	348.039	248.667	661.532	495.148

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°24

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el ejercicio, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	1.748	1.728	3.470	3.719
Comisiones por avales y cartas de crédito	7.596	7.624	15.537	15.032
Comisiones por servicios de tarjetas	35.929	31.207	71.975	63.857
Comisiones por administración de cuentas	7.219	6.948	14.325	14.076
Comisiones por cobranzas, recaudaciones y pagos	8.568	11.471	18.873	22.804
Comisiones por intermediación y manejo de valores	2.040	2.799	4.331	5.786
Comisiones por inversiones en fondos mutuos u otro (*)	-	8.540	-	16.930
Remuneraciones por comercialización de seguros	8.530	8.081	16.647	15.369
Office banking	183	3.850	4.350	7.339
Otras comisiones ganadas	16.943	3.748	29.929	8.624
Totales	88.756	85.996	179.437	173.536

(*) Debido a la venta de la sociedad Santander Asset Management S.A. Administradora General de Fondos, el Banco ya no registra Comisiones por inversión en fondos mutuos.

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(24.594)	(21.430)	(50.580)	(42.434)
Comisiones por operación con valores	(231)	(1.152)	(506)	(2.343)
Office banking y otras comisiones	(8.116)	(5.270)	(16.772)	(9.994)
Totales	(32.941)	(27.852)	(67.858)	(54.771)

Totales ingresos y gastos por comisiones netos	55.815	58.144	111.579	118.765

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estados Intermedios Consolidados de Resultados en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°25

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 30 de junio de 2014 y 2013, el detalle de los resultados por operaciones financieras es el siguiente:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Utilidad neta operaciones financieras	(122.825)	(825)	(109.965)	(27.970)
Derivados de negociación	12.731	7.531	23.705	16.772
Instrumentos financieros para negociación
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente (Nota 09)	-	(3)	-	(86)
Cartera castigada (Nota 09)	4.898	(41)	4.928	17
Instrumentos disponibles para la venta	1.639	5.361	2.205	6.434
Recompra bonos propia emisión	(1)	-	5.199	-
Otros resultados de operaciones financieras	(25)	3.016	(113)	2.999
Totales	(103.583)	15.039	(74.041)	(1.834)

NOTA N°26

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 30 de junio de 2014 y 2013, el detalle del resultado de cambio es el siguiente:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(21.405)	(135.872)	(152.205)	(71.954)
Derivados de cobertura	154.937	149.037	284.443	125.267
Resultado por activos reajustables en moneda extranjera	167	5.761	5.337	4.642
Resultado por pasivos reajustables en moneda extranjera	(54)	(712)	(500)	(606)
Totales	133.645	18.214	137.075	57.349

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°27

PROVISIONES POR RIESGO DE CRÉDITO

a)	El movimiento registrado al 30 de junio de 2014 y 2013, en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes						Total
Por el trimestre terminado al 30 de junio de 2014	Colocaciones Interbancarias	Colocaciones Comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(2.140)	(18.301)	(2.423)	(21.513)	-	-	(44.377)
Provisiones constituidas	(36)	(17.552)	(8.982)	(3.841)	(31.264)	(486)	(662)	(62.823)
Totales provisiones y castigos	(36)	(19.692)	(27.283)	(6.264)	(52.777)	(486)	(662)	(107.200)
Provisiones liberadas	9	2.089	1.611	1.922	1.635	1.192	296	8.754
Recuperación de créditos castigados	-	883	2.935	1.260	9.332	-	-	14.410
Cargos netos a resultado	(27)	(16.720)	(22.737)	(3.082)	(41.810)	706	(366)	(84.036)

		Créditos y cuentas por cobrar a clientes						Total
Por el período de 06 meses al 30 de junio de 2014	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(4.729)	(33.751)	(4.432)	(43.388)	-	-	(86.300)
Provisiones constituidas	(36)	(35.610)	(18.609)	(6.671)	(64.604)	(1.076)	(1.366)	(127.972)
Totales provisiones y castigos	(36)	(40.339)	(52.360)	(11.103)	(107.992)	(1.076)	(1.366)	(214.272)
Provisiones liberadas	54	4.643	5.095	2.791	3.348	3.110	1.132	20.173
Recuperación de créditos castigados	-	1.623	5.272	2.502	19.432	-	-	28.829
Cargos netos a resultado	18	(34.073)	(41.993)	(5.810)	(85.212)	2.034	(234)	(165.270)

		Créditos y cuentas por cobrar a clientes						Total
Por el trimestre terminado al 30 de junio de 2013	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(1.385)	(14.958)	(5.825)	(27.685)	-	-	(49.853)
Provisiones constituidas	(22)	(21.385)	(6.180)	(8.564)	(50.221)	(546)	(1.056)	(87.974)
Totales provisiones y castigos	(22)	(22.770)	(21.138)	(14.389)	(77.906)	(546)	(1.056)	(137.827)
Provisiones liberadas	21	5.631	3.893	4.433	20.733	994	1.110	36.815
Recuperación de créditos castigados	-	1.145	2.208	930	10.074	-	-	14.357
Cargos netos a resultado	(1)	(15.994)	(15.037)	(9.026)	(47.099)	448	54	(86.655)

		Créditos y cuentas por cobrar a clientes						Total
Por el período de 06 meses al 30 de junio de 2013	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(2.452)	(28.438)	(10.023)	(59.839)	-	-	(100.752)
Provisiones constituidas	(72)	(34.296)	(16.039)	(14.511)	(90.151)	(2.425)	(1.394)	(158.888)
Totales provisiones y castigos	(72)	(36.748)	(44.477)	(24.534)	(149.990)	(2.425)	(1.394)	(259.640)
Provisiones liberadas	37	11.031	5.914	6.691	27.308	1.324	2.914	55.219
Recuperación de créditos castigados	-	1.739	4.233	1.896	17.040	-	-	24.908
Cargos netos a resultado	(35)	(23.978)	(34.330)	(15.947)	(105.642)	(1.101)	1.520	(179.513)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°27

PROVISIONES POR RIESGO DE CRÉDITO, continuación

Castigos de colocaciones netas de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 30 de junio de 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	17.395	44.057	5.769	94.462	161.683
Provisiones aplicadas	(12.666)	(10.306)	(1.337)	(51.074)	(75.383)
Castigos de colocaciones netos de provisiones	4.729	33.751	4.432	43.388	86.300

	Créditos y cuentas por cobrar a clientes
Al 30 de junio de 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	8.968	39.032	12.303	129.841	190.144
Provisiones aplicadas	(6.516)	(10.594)	(2.280)	(70.002)	(89.392)
Castigos de colocaciones netos de provisiones	2.452	28.438	10.023	59.839	100.752

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°28

REMUNERACIONES Y GASTOS DEL PERSONAL

a)	Composición del gasto por remuneraciones y gastos del personal:

	Por el trimestre terminado al 30 de junio de		Por el período 06 meses Terminado al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Remuneraciones del personal	55.866	50.974	100.964	94.860
Bonos o gratificaciones	18.770	16.517	36.714	32.939
Beneficios basados en instrumentos de capital	163	326	328	381
Indemnización por años de servicio	2.273	2.552	4.302	4.915
Planes de pensiones (*)	166	(129)	359	33
Gastos de capacitación	685	602	1.218	1.145
Sala cuna y jardín infantil	562	696	1.291	1.351
Fondos de salud	1.159	941	2.170	1.761
Otros gastos de personal	7.205	7.315	14.170	13.942
Totales	86.849	79.794	161.516	151.327

(*) Parte de los ejecutivos que calificaban para este beneficio dejo de pertenecer al Grupo por distintos motivos sin que cumplieran los requisitos para obtener el beneficio, por lo que el monto de la obligación disminuyó, generando un ingreso por reverso de provisiones.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°29

GASTOS DE ADMINISTRACIÓN

Al 30 de junio de 2014 y 2013, la composición del rubro es la siguiente:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Gastos generales de administración	30.367	29.897	60.334	58.701
Mantenimiento y reparación de activo fijo	4.100	3.760	7.908	7.846
Arriendos de oficina	6.787	6.794	13.430	13.520
Arriendo de equipos	20	83	46	108
Primas de seguro	824	792	1.636	1.603
Materiales de oficina	1.125	1.192	2.257	2.092
Gastos de informática y comunicaciones	7.823	7.121	15.457	13.605
Alumbrado, calefacción y otros servicios	1.046	1.030	2.090	2.000
Servicio de vigilancia y transporte de valores	3.822	4.586	8.004	8.674
Gastos de representación y desplazamiento del personal	1.065	1.227	2.160	2.522
Gastos judiciales y notariales	621	450	1.101	804
Honorarios por informes técnicos y auditoria	1.580	1.578	3.019	3.144
Otros gastos generales de administración	1.554	1.284	3.226	2.783
Servicios subcontratados	13.591	10.372	26.522	21.315
Procesamientos de datos	8.125	6.387	15.829	13.111
Venta de productos	307	485	850	804
Servicio de archivos	1.492	16	2.568	727
Servicio de tasaciones	588	541	1.028	870
Personal outsourcing	1.357	1.046	2.886	2.468
Otros	1.722	1.897	3.361	3.335
Gastos del directorio	311	272	614	544
Gastos de marketing	4.631	3.772	8.249	7.005
Impuestos, contribuciones, aportes	2.582	2.449	5.190	5.057
Contribuciones de bienes raíces	311	229	615	601
Patentes	397	468	815	945
Otros impuestos	(1)	3	10	4
Aporte a la SBIF	1.875	1.749	3.750	3.507
Totales	51.482	46.762	100.909	92.622

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°30

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante junio 2014 y 2013, se detallan a continuación:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(7.251)	(5.533)	(13.185)	(10.858)
Amortizaciones de intangibles	(7.867)	(9.728)	(15.400)	(20.056)
Total depreciaciones y amortizaciones	(15.118)	(15.261)	(28.585)	(30.914)
Deterioro del activo fijo	(16)	(146)	(29)	(173)
Totales	(15.134)	(15.407)	(28.614)	(31.087)

Al 30 de junio de 2014, el importe del deterioro de activo fijo asciende a $13 millones, principalmente por siniestros de cajeros automáticos ($90 millones al 31 de diciembre de 2013).

b)	La conciliación entre los valores libros y los saldos al 30 de junio de 2014 y 2013, es la siguiente:

	Depreciación y amortización
	2014
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(127.448)	(185.275)	(312.723)
Cargos por depreciación, y amortización del ejercicio	(13.185)	(15.400)	(28.585)
Bajas y ventas del ejercicio	16	-	16
Otros	-	-	-
Saldos al 30 de junio de 2014	(140.617)	(200.675)	(341.292)

	Depreciación y amortización
	2013
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(94.397)	(127.561)	(221.958)
Cargos por depreciación, y amortización del ejercicio	(10.858)	(20.056)	(30.914)
Bajas y ventas del ejercicio	16	-	16
Otros	-	-	-
Saldos al 30 de junio de 2013	(105.239)	(147.617)	(252.856)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°31

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	926	1.831	1.535	3.375
Recupero de castigos y resultados bienes recibidos en pago	1.906	4.340	5.986	7.053
Subtotales	2.832	6.171	7.521	10.428
Resultados por venta en participación en sociedades
Utilidad en venta en participación en otras sociedades	-	-	-	-
Subtotales	-	-	-	-
Otros ingresos
Arriendos	252	33	432	59
Resultado por venta de activo fijo	36	65	123	174
Recupero provisiones por contingencias	160	-	386	-
Indemnizaciones de compañías de seguros por siniestros	181	393	421	466
Otros	25	526	113	630
Subtotales	654	1.017	1.475	1.329

Totales	3.486	7.188	8.996	11.757

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	846	2.264	1.803	4.033
Provisiones por bienes recibidos en pago	1.072	501	2.590	1.300
Gastos por mantención de bienes recibidos en pago	574	616	1.240	1.213
Subtotales	2.492	3.381	5.633	6.546

Gastos de tarjetas de crédito	652	612	1.305	1.076

Servicios a clientes	2.533	3.547	5.013	5.556

Otros gastos
Castigos operativos	1.317	1.935	3.366	3.163
Pólizas de seguros de vida y seguros generales de productos	2.114	1.860	4.336	3.565
Impuesto adicional por gastos pagados al exterior	745	750	1.502	1.440
Resultado por venta de activo fijo	2	-	2	-
Provisiones por contingencias	4.225	(1.219)	8.644	525
Pago Asociación de Retail	258	(223)	502	-
Otros	1.729	2.228	6.642	3.802
Subtotales	10.389	5.331	24.994	12.495

Totales	16.067	12.871	36.946	25.673

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

a) Créditos con partes relacionadas

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar:
Colocaciones comerciales	46.582	682	3.227	36.289	47.305	618	4.022	51.141
Colocaciones para vivienda	-	-	17.981	-	-	-	15.561	-
Colocaciones de consumo	-	-	1.925	-	-	-	2.061	-
Créditos y cuentas por cobrar:	46.582	682	23.133	36.289	47.305	618	21.644	51.141

Provisión sobre colocaciones	(250)	(4)	(39)	(10)	(238)	(3)	(44)	(6)
Colocaciones netas	46.332	678	23.094	36.279	47.067	615	21.600	51.135

Garantías	-	-	-	-	124.420	-	19.237	2.326

Créditos contingentes:
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	27.619	-	-	-	30.714	-	-	-
Boletas de garantía	258.136	-	-	5.658	172.274	-	-	9.989
Créditos contingentes:	285.755	-	-	5.658	202.988	-	-	9.989

Provisiones sobre créditos contingentes	(7)	-	-	(2)	(22)	-	-	(4)

Colocaciones contingentes netas	285.748	-	-	5.656	202.966	-	-	9.985

El movimiento de colocaciones con partes relacionadas durante los ejercicios 2014 y 2013, ha sido el siguiente:

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de enero de	250.293	618	21.644	61.130	107.384	668	19.512	59.166
Altas de colocaciones	158.147	90	4.474	6.379	161.763	377	7.313	14.858
Bajas de colocaciones	(76.103)	(26)	(2.985)	(25.562)	(18.854)	(427)	(5.181)	(12.894)

Totales	332.337	682	23.133	41.947	250.293	618	21.644	61.130

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 109

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 30 de junio de				Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	8.378	-	-	-	5.306	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	779.901	-	-	-	557.026	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	2.648	-	-	-	2.460	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	20.627	19.197	3.151	9.392	58.030	10.406	2.783	23.300
Contratos de retrocompra y préstamos de valores	22.383	-	-	-	59.703	-	-	-
Depósitos y otras captaciones a plazo	97.625	344	3.360	47.112	54.212	299	3.774	156.977
Contratos de derivados financieros	873.219	-	-	-	537.162	-	-	-
Instrumentos de deuda emitidos	130.014	-	-	-	96.872	-	-	-
Otras obligaciones financieras	3.435	-	-	-	3.912	-	-	-
Otros pasivos	609	-	-	-	462	-	-	-

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 110

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

c)	Resultados reconocidos con partes relacionadas

	Por el trimestre terminado al 30 de junio de				Por el trimestre terminado al 30 de junio de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	226	18	578	(680)	(2.159)	23	164	(418)
Ingresos y gastos por comisiones y servicios	7.533	26	97	57	-	21	27	47
Utilidad neta de operaciones financieras y resultados de cambio (*)	56.295	-	17	1.582	(77.697)	-	123	729
Otros ingresos y gastos de operación	291	-	-	-	178	-	-	-
Remuneraciones y gastos del personal clave	-	-	(8.437)	-	-	-	(7.865)	-
Gastos de administración y otros	(7.972)	(8.484)	-	-	(6.417)	(7.884)	-	-

Totales	56.373	(8.440)	(7.745)	959	(86.095)	(7.840)	(7.551)	358

	Por el período de 06 meses al 30 de junio de				Por el período de 06 meses al 30 de junio de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	113	28	939	(2.067)	(4.399)	35	353	(1.200)
Ingresos y gastos por comisiones y servicios	13.952	43	129	108	-	36	65	99
Utilidad neta de operaciones financieras y resultados de cambio (*)	21.285	-	35	(142)	26.996	-	121	1.390
Otros ingresos y gastos de operación	573	-	-	-	353	-	-	-
Remuneraciones y gastos del personal clave	-	-	(16.365)	-	-	-	(15.592)	-
Gastos de administración y otros	(15.721)	(16.902)	-	-	(13.622)	(14.596)	-	-

Totales	20.202	(16.831)	(15.262)	(2.101)	9.328	(14.525)	(15.053)	289

(*)	Corresponde principalmente a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 111

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Consolidado de Resultados, corresponden a las siguientes categorías:

	Por el trimestre terminado al 30 de junio de		Por el período de 06 meses al 30 de junio de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Remuneraciones del personal	4.314	4.239	8.453	8.556
Remuneraciones y gastos del Directorio	306	270	582	539
Bonos o gratificaciones	3.224	2.913	6.091	5.646
Compensaciones en acciones	163	326	328	380
Gastos de capacitación	30	20	40	30
Indemnizaciones por años de servicios	16	8	134	11
Fondos de salud	70	72	139	145
Otros gastos de personal	158	146	249	252
Plan de pensiones (*)	156	(129)	349	33
Totales	8.437	7.865	16.365	15.592

 (*) Parte de los ejecutivos que calificaban para este beneficio dejo de pertenecer al Grupo por distintos motivos sin que cumplieran los requisitos para obtener el beneficio, por lo que el monto de la obligación disminuyó, generando un ingreso por reverso de provisiones.

e)	Conformación del personal clave

Al 30 de junio de 2014 y al 31 de diciembre de 2013, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

Cargos	N° de ejecutivos
	Al 30 de junio de	Al 31 de diciembre de
	2014	2013

Directores	13	12
Gerentes de división	19	16
Gerentes de área	82	80
Gerentes	61	60

Totales personal clave	175	168

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 112

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar en el mercado principal del activo o pasivo o en el mercado más ventajoso para el activo o pasivo.

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 30 de junio de 2014 y al 31 de diciembre de 2013:

	Al 30 de junio		Al 31 de diciembre de
	2014		2013
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.074.727	1.074.727	1.571.810	1.571.810
Operaciones con liquidación en curso	674.079	674.079	604.077	604.077
Instrumentos para negociación	642.085	642.085	287.567	287.567
Contrato de retrocompra y préstamos de valores	-	-	17.469	17.469
Contratos de derivados financieros	1.895.554	1.895.554	1.494.018	1.494.018
Créditos y cuentas por cobrar a clientes y adeudado por bancos	21.239.415	23.926.583	20.452.416	23.562.746
Instrumentos de inversión disponibles para la venta	1.327.202	1.327.202	1.700.993	1.700.993

Pasivos
Depósitos y obligaciones con bancos	16.700.439	16.913.518	16.978.412	16.921.614
Operaciones con liquidación en curso	409.175	409.175	276.379	276.379
Contratos de retrocompra y préstamos de valores	136.557	136.557	208.972	208.972
Contratos de derivados financieros	1.767.149	1.767.149	1.300.109	1.300.109
Instrumentos de deuda emitidos y otras obligaciones financieras	5.681.030	6.072.918	5.388.439	5.729.213

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, a la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 113

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

El valor razonable de los préstamos comerciales, préstamos hipotecarios, tarjetas de crédito y préstamos de consumo es medido utilizando el análisis de descuento de flujos de caja. Para esto se utilizan tasas de interés vigente en el mercado en consideración al producto, plazo, monto y similar calidad crediticia. El valor razonable de los préstamos que tienen una mora igual o superior a 90 días es medido utilizando el valor de mercado de la garantía asociada, descontada a la tasa y plazo esperado de realización. Para los préstamos de tasa variable cuyas tasas de interés cambian frecuentemente (mensualmente o trimestralmente) y que no están sujetas a ningún cambio significativo de riesgo de crédito, el valor razonable estimado se basa en su valor libro.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan interese y cuentas de ahorro es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando el método de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos en el mercado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

Medida del valor razonable y jerarquía

La NIIF 13 “Medición del Valor Razonable” establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: los datos de entrada son precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco puede acceder a la fecha de medición.

• Nivel 2: los datos de entrada distintos a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: los datos de entradas no observables para el activo o pasivo.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 114

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

-	Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2).

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares..

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables.

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 115

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Valor presente de flujos	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 30 de junio de 2014 y al 31 de diciembre de 2013:

	Medidas de valor razonable
30 de junio de	2014	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	642.085	611.666	30.419	-
Instrumentos disponibles para la venta	1.327.202	709.111	617.200	891
Derivados	1.895.554	-	1.846.147	49.407
Totales	3.864.841	1.320.777	2.493.766	50.298

Pasivos
Derivados	1.767.149	-	1.767.148	1
Totales	1.767.149	-	1.767.148	1

	Medidas de valor razonable
31 de diciembre de	2013	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	287.567	275.296	12.271	-
Instrumentos disponibles para la venta	1.700.993	654.945	1.045.210	838
Derivados	1.494.018	-	1.442.752	51.266
Totales	3.482.578	930.241	2.500.233	52.104

Pasivos
Derivados	1.300.109	-	1.298.690	1.419
Totales	1.300.109	-	1.298.690	1.419

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 116

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013:

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2014	52.104	(1.419)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(1.828)	1.418
Incluidas en resultados integrales	22	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de junio de 2014	50.298	(1)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 30 de junio de 2012	(1.806)	1.418

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2013	63.149	(1.106)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(6.610)	(176)
Incluidas en resultados integrales	360	-
Compras, emisiones y colocaciones (netas)	-	-

Al 30 de junio de 2013	56.899	(1.282)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de diciembre de 2011	(6.250)	(176)

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2014 y 2013 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado de Resultados dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 30 de junio de 2014 y 2013 y al 31 de diciembre de 2013, sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

La siguiente tabla muestra los instrumentos financieros sujetos de compensación de acuerdo a NIC 32:

	Al 30 de junio de 2014
	Instrumentos financieros sujetos a compensación			Importes vinculados no compensados en el balance de situación			Resto Instrumentos financieros no vinculados y/o no sujetos a compensación
Instrumento financiero	Importes brutos de activos financieros	Importes brutos de pasivos financieros compensados en el balance de situación	Importe neto ("+" o " -") de activos financieros presentados en el balance de situación	Instrumentos financieros- Activos	Instrumentos financieros- Pasivos	Importe neto	Activos	Pasivos	Importe neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Contratos de derivados financieros	-	-	-	1.756.204	1.674.533	81.671	139.350	92.616	46.734
Contratos de retrocompra	-	-	-	-	-	-	-	136.557	(136.557)
Total	-	-	-	1.756.204	1.674.533	81.671	139.350	229.173	(89.823)

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 117

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°34

HECHOS POSTERIORES

No existen hechos posteriores ocurridos entre el 01 de julio de 2014 y la fecha de emisión de estos Estados Financieros (21 de julio de 2014) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros Consolidados Junio 2014 / Banco Santander Chile 118

Banco Santander Chile y Afiliadas Notas a los Estados Financieros Consolidados AL 30 DE JUNIO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013